   As filed with the Securities and Exchange Commission on April 9, 1998
                                                    Registration No. 333-47051

==============================================================================

           SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549


                         ---------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------


                               FACTUAL DATA CORP.
                  -------------------------------------------
             (Exact name of registrant as specified in its charter)

       COLORADO                      7375                       84-1449911
   ---------------                 --------------------       -------------------
(State or other jurisdiction of    (Primary S.I.C. Code Number)   (I.R.S. Employer
incorporation or organization)                                  Identification Number)




                            5200 HAHNS PEAK DRIVE
                          LOVELAND, COLORADO  80538
                                (970) 663-5700


------------------------------------------------------------------------------
                  (Address and telephone number of principal
              executive offices and principal place of business)


                                Jerald H. Donnan
                             5200 HAHNS PEAK DRIVE
                           LOVELAND, COLORADO  80538
                                 (970) 663-5700

           ---------------------------------------------------------
           (Name, address and telephone number of agent for service)

                                   COPIES TO:
  SAMUEL E. WING, ESQ.                          ROBERT W. WALTER, ESQ.
  JONES & KELLER, P.C.                  BERLINER ZISSER WALTER & GALLEGOS, P.C.
1625 BROADWAY, SUITE 1600                    ONE NORWEST CENTER, SUITE 4700
 DENVER, COLORADO 80202                          DENVER, COLORADO 80202
TELEPHONE:  (303) 573-1600                    TELEPHONE:  (303) 830-1700
                        -------------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                             CALCULATION OF REGISTRATION FEE
                                                              Proposed Maximum       Proposed Maximum         Amount of
  Title of Each Class of Securities        Amount to be          Offering Price       Aggregate Offering     Registration
           to be Registered                 Registered           Per Security(1)            Price                Fee

 Units consisting of:                        1,380,000               $ 5.60             $  7,728,000          $ 2,280

   Common Stock(2)                           1,380,000               $ 5.50             $  7,590,000               --

   Redeemable Common Stock
     Purchase Warrants(3)                    1,380,000               $  .10             $    138,000               --

 Common Stock(4)                             1,380,000               $ 7.15             $  9,867,000          $ 2,911

 Common Stock(5)                               120,000               $ 6.60             $    792,000          $   233

 Redeemable Common Stock                       120,000               $  .001            $        120          $    --
   Purchase Warrants(6)

 Common Stock(7)                               120,000               $ 7.15             $    858,000          $   253
                                                                                        ------------          -------
 Total                                                                                  $ 19,245,120          $ 5,677(8)
                                                                                        ============          =======


_________________

(1)    Estimated solely for purposes of calculating the registration fee.

(2) Includes 180,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(3) Includes 180,000 Warrants subject to the Underwriters' over-allotment option.

(4)    Issuable upon exercise of the Redeemable Common Stock Purchase Warrants.

(5) Issuable upon exercise of the Representative's Option for the Purchase of Common Stock.

(6) Issuable upon exercise of the Representative's Option for the Purchase of Warrants.

(7) Issuable upon exercise of the Warrants underlying the Representative's Option for the Purchase of Warrants.


(8)    Previously paid.




                          ___________________________

   PURSUANT TO RULE 416, THERE ARE ALSO BEING REGISTERED SUCH ADDITIONAL SHARES AND WARRANTS AS MAY BECOME ISSUABLE PURSUANT TO ANTI-DILUTION PROVISIONS UPON THE EXERCISE OF THE WARRANTS AND REPRESENTATIVE'S OPTIONS.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED APRIL 9, 1998

PROSPECTUS

                               FACTUAL DATA CORP.

                                1,200,000 Units
                                 Consisting of

                        1,200,000 SHARES OF COMMON STOCK
                                      AND
              1,200,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS


         All of the securities offered hereby are being sold by Factual Data Corp. (the "Company"). The Common Stock and the Redeemable Common Stock Purchase Warrants (the "Warrants") will be initially offered together as Units on the basis of one share of Common Stock and one Warrant. Each Warrant will entitle the holder to purchase one share of Common Stock at a price of $o (the "Warrant Exercise Price") during the three-year period commencing on the date of this Prospectus. Commencing one year from the date hereof, the Warrants will be redeemable upon 30 days prior written notice at a redemption price of $.05 per Warrant if the closing high bid price of the Common Stock has exceeded the Warrant Exercise Price by 50% or more for 20 consecutive trading days immediately preceding the date of mailing of the notice of redemption, subject to certain other conditions. See "Description of Securities."



         Prior to this offering, there has been no public market for the securities of the Company. It is currently anticipated that the initial public offering price of the Units will be between $5.10 and $5.60 including Common Stock to be priced between $5.00 and $5.50 per share and Warrants to be priced at $.10 per Warrant. For a discussion of the factors considered in determining the initial public offering prices of the securities offered, see "Underwriting." The Company has filed an application to have the Common Stock and Warrants approved for quotation on the Nasdaq SmallCap Market under the trading symbols FDCC and FDCCW, respectively. If such application is not approved, subject only to completion of the offering, the offering will not be consummated. The Units will not be listed or quoted on the Nasdaq SmallCap Market and no market for the Units is expected to otherwise develop.


                        ------------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION.

                        ------------------------------
         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                        ------------------------------

                                      Price to                 Underwriting                Proceeds to
                                       Public                   Discount(2)                 Company (3)

 Per Unit                            $o                          $o                         $o


 Total(4)                            $o                          $o                         $o
----------

(1) Each Unit consists of one share of Common Stock with an assigned value of $o and one Warrant with an assigned value of $.10. The Common Stock and Warrants will be immediately separately transferable.

(2) The Company has agreed to pay Schneider Securities, Inc., the representative of the Underwriters (the "Representative") a 3% non-accountable expense allowance and to issue Representative's Options (as defined herein). The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting offering expenses estimated at $541,000, including the non-accountable expense allowance. See "Underwriting."

(4) The Company has granted to the Underwriters options, exercisable within 45 days after the date of this Prospectus, to purchase up to an additional 180,000 shares of Common Stock and/or Warrants on the same terms as set forth above solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $o, $o and $o, respectively. See "Underwriting."

         The Common Stock and Warrants comprising the Units are being offered severally by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part and certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock and Warrants will be made at the offices of the Representative on or about o, 1998.


                           SCHNEIDER SECURITIES, INC.

               THE DATE OF THIS PROSPECTUS IS              , 1998

                           [BACKSIDE OF FRONT COVER]





         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK AND WARRANTS, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

         "Factual Data," among other trademarks used herein, is a registered trademark of the Company.

         On the effective date of the Registration Statement of which this Prospectus forms a part, the Company will become a "reporting company" under the Securities Exchange Act of 1934 (the "1934 Act"). The Company intends to register the Common Stock and Warrants under the 1934 Act as of the effective date of the Registration Statement. The Company is a "small business issuer" as defined under Regulation S-B adopted under the Securities Act of 1933, and will file reports with the Commission pursuant to the 1934 Act on forms applicable to small business issuers.

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus. See "Risk Factors" for information prospective investors should consider. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options, the Representative's Options or options granted or reserved under the Company's stock incentive plan. Unless the context otherwise requires, the term "Company" refers to and includes FDC Group, Inc. and Lenders Resource Incorporated, both wholly owned subsidiaries of the Company. Industry data used in this Prospectus was obtained from industry publications that the Company believes to be reliable, but has not independently verified.

                                  THE COMPANY

         The Company provides a broad range of information services to mortgage and consumer lenders, employers, landlords and other business customers located throughout the United States. The Company specializes in preparing mortgage credit reports ("MCRs") that are customized to each mortgage lender's requirements and transmitted to lenders via the Internet, modem or facsimile. The Company's larger customers include, among others, NationsBanc/Boatmen's National, Chase Manhattan Residential, U.S. Home Mortgage, CoreStates Mortgage and CTX Mortgage. In 1996, the Company was selected to be one of five approved information vendors for the Federal Home Loan Mortgage Corporation's ("Freddie Mac") automated underwriting system, Loan Prospector. Based on publicly reported information concerning mortgage loans originated and refinanced in the United States, management believes the Company, and its franchisees and licensees (referred to herein as "System Affiliates"), are collectively one of the leading suppliers of MCRs in the United States. The Company and its System Affiliates delivered approximately 1.08 million and 1.43 million MCRs representing gross system billings of approximately $27.3 million and $31.3 million in 1996 and 1997, respectively.

         MCRs supplied by the Company generally fall in three categories: residential mortgage credit reports ("RMCRs") under which the Company verifies credit, employment and other information and conducts an in-person or telephone interview with the loan applicant; residential mortgage credit reports that do not encompass applicant interviews ("RMCR Jrs.(R)"); and Bureau Express(R) reports, which provide only the merged credit information from the three primary credit repositories in the United States without the verification performed in RMCRs or RMCR Jrs. Through its expertise developed in mortgage credit reporting, the Company has recently expanded its services to include EMPfacts(R), an employment screening service, QUICKpeek Identifier(R), an instant employment screening service, QUICKpeek Tenant(R), a credit and employment screening service for use by leasing agents and landlords, and Corpdata(R), a credit reporting service on businesses.

         The Company markets its services through Company operated offices and its System Affiliates which combined provide services to lenders in all states in the continental United States from 45 locations. System Affiliates consisted of 30 franchisees and 34 licensees as of December 31, 1996, and 29 franchisees and 35 licensees as of December 31, 1997. The Company receives royalties, license and other fees from its System Affiliates, which combined accounted for 36% and 55% of the Company's gross revenues for 1996 and 1997, respectively.

         The Company's and System Affiliates' MCR and other information services integrate data obtained from national credit repositories, criminal records, motor vehicle records and other public information databases. The integration of this information, and delivery of its services, is performed by the Company's proprietary and non-proprietary computer software, hardware and state-of-the-art communication systems. The Company credits its success to its technological sophistication and employs 15 persons who are assigned to the continued development and maintenance of its technology. The Company is committed to maintaining its technological competitive advantage, and it will continue to devote resources to this effort. See "Use of Proceeds."

         The Company intends to implement a consolidation plan in the MCR business. The Company believes a favorable environment exists for acquisitions because of the highly fragmented nature of the industry and the increased cost of new technologies that generally cannot be afforded by smaller participants in the market. The Company's consolidation plan is designed to expand its existing business and take advantage of its core competencies including, among other things, its highly developed customer service program, use of sophisticated technology to achieve efficiencies in the MCR market, development of close working relationships with mortgage lenders, knowledge of the MCR market and its experienced management team. The Company's consolidation plan envisions the purchase of unaffiliated companies active in the MCR market as well as companies that are presently franchisees or licensees of the Company. Consistent with its consolidation plan, the Company concluded the acquisition of Mirocon, Inc., a former franchisee providing MCR and other services, in December 1997. See "Business."

         The Company's business is directly influenced by the mortgage lending industry since its primary services are credit reports used by mortgage lenders. The mortgage lending industry enjoyed a near record year in 1997 due to low interest rates and a robust economy. Mortgage originations (including refinancings) are estimated to have totaled approximately $870 billion in 1997, almost 11% higher than the $785 billion in originations in 1996 and the third-best year ever. The 1997 loan activity equates to the generation of an estimated 11 million mortgage credit reports. See "Business--Industry."

         The Company's strategy is to enhance its position as a leading provider of MCRs and associated information services. The principal components of the Company's strategy are to: (i) implement its consolidation plan in order to accelerate growth and leverage operating efficiencies, (ii) continue to capitalize on its proprietary and non- proprietary technology to provide prompt and accurate customer service, (iii) accelerate its market penetration through engaging in additional sales and marketing activities to broaden its customer base, (iv) increase revenue by bundling additional services with the Company's MCRs and other services in order to facilitate "one-stop shopping" by its customers, and (v) enhance the Company's relationships with key customers through continued commitment to customer service and support and quality control.


         The Company was incorporated in the State of Colorado in 1985. The Company's principal office is located at 5200 Hahns Peak Drive, Loveland, Colorado 80538, and its telephone number is (970) 663-5700.

                                                       THE OFFERING
Securities offered by the Company . . . . . . . .           1,200,000 Units consisting of 1,200,000 shares of
                                                            Common Stock and 1,200,000 Warrants. The Common Stock and Warrants will be initially sold together but are immediately separately transferable.
                                                            Each Warrant will entitle the holder to purchase one share of Common
                                                            Stock at the Warrant Exercise Price during the three-year period commencing on the date of this Prospectus. Commencing one year from the date hereof, the Warrants will be redeemable upon thirty (30) days prior written notice at a redemption price of $.05 per Warrant if the closing high bid price of the Common Stock has exceeded the Warrant Exercise
                                                            Price by 50% or more for at least 20 consecutive trading days immediately preceding the date of mailing of the notice of redemption, subject to certain other conditions.  See "Description of Securities."

Common Stock outstanding prior to
offering  . . . . . . . . . . . . . . . . . . . .           1,800,000 shares(1)

Common Stock to be outstanding
after offering  . . . . . . . . . . . . . . . . .           3,000,000 shares(1)

Use of proceeds . . . . . . . . . . . . . . . . .           For acquisitions, repayment of indebtedness,
                                                            technological development, expansion of marketing
                                                            activities and services and working capital.  See
                                                            "Use of Proceeds."

Proposed Nasdaq symbols:
         Common Stock . . . . . . . . . . . . . .           FDCC
         Warrants . . . . . . . . . . . . . . . .           FDCCW

__________________


(1) Does not include up to (i) 27,000 shares of Common Stock issuable upon exercise of outstanding options held by employees and directors which have an exercise price of $o per share, (ii) 1,200,000 shares of Common Stock issuable upon full exercise of the Warrants, (iii) 240,000 shares of Common Stock issuable upon full exercise of the Representative's Options, and (iv) 180,000 shares of Common Stock and/or Warrants issuable upon full exercise of the Underwriters' over-allotment options.

                                           SUMMARY CONSOLIDATED FINANCIAL DATA
                                          (in thousands, except per share data)
STATEMENT OF INCOME (LOSS) DATA:                                         Year Ended December 31,
                                              -----------------------------------------------------------------------
                                                    1996                 1997                   1996              1997
                                                    ----                 ----                   ----              ----
                                                          Historical                                  Pro Forma(1)
                                              -------------------------------------    ------------------------------

----
Revenue   . . . . . . . . . . . . . .            $      4,009          $    3,520      $   3,401          $    4,370
Operating expenses  . . . . . . . . .                   3,568               2,724          3,562               3,413
Net income (loss) . . . . . . . . . .                     284                 503           (132)                598
Basic earnings (loss) per share(2). .            $        .16          $      .28      $    (.07)         $      .33
Weighted average number of
  shares outstanding  . . . . . . . .                   1,800               1,800          1,800               1,800

OTHER STATISTICAL DATA:(3)                               1996                1997
                                                         ----                ----

Information services MCRs . . . . . .                   1,080               1,432
Gross system billings . . . . . . . .            $     27,340          $   31,318

BALANCE SHEET DATA:                                                  December 31, 1997
                                                        ------------------------------------------------
                                                                  Actual                      As adjusted(4)
                                                                  ------                      -----------
Working capital . . . . . . . . . . .                           $    116                         $ 4,655
Total assets . . . .  . . . . . . . .                              2,864                           7,121
Long term debt, including current
portion . . . . . . . . . . . . . . .                              1,210                             400
Shareholders' equity  . . . . . . . .                                647                           5,614
------------------



(1) Assumes the Company completed the acquisition of Mirocon, Inc. on January 1, 1996 and sold the Texas Territories on January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Recent Acquisition," Note 2 to the Consolidated Financial Statements and the Financial Statements of Mirocon, Inc.


(2) No difference exists between basic and fully diluted earnings per share.

(3) Represents the aggregate number of MCRs generated through the Company's system for itself, and its System Affiliates, and the gross system billings by the Company and its System Affiliates.


(4) Adjusted to reflect the sale by the Company of Units comprised of 1,200,000 shares of Common Stock and 1,200,000 Warrants offered hereby at an assumed combined offering price of $5.10 and application of the net proceeds. See "Use of Proceeds."

                                  RISK FACTORS

         This Prospectus contains statements which include forward looking information. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company with respect to, among other things: (i) the Company's growth strategy and the availability of companies which it believes may be acquired;
(ii) the Company's anticipated results of future operations and economies of scale it believes may exist with acquisitions; (iii) regulatory matters affecting or which in the future may affect the Company; (iv) matters related to general economic conditions, particulary interest rates, and responses in changes thereto by lenders and consumers; and (v) the Company's ability to quickly react to changing interest rates. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual events and results thereof may differ materially from those discussed in the forward looking statements as a result of various factors. Moreover, any investment in the securities being offered involves a high degree of risk and may result in a loss of the entire amount invested. Therefore, prospective investors should carefully consider the following risks, as well as all other information set forth in this Prospectus.


         Adverse Effects Due to Changes in Demand for Mortgage Credit Reports. The Company's primary service is its mortgage credit report ("MCR"). In general, the use of this service is driven by consumer demand for credit (via new home mortgages and refinancings) and, to a lesser extent, lenders' efforts to develop new, and monitor existing, credit relationships. Consumer demand for mortgage credit tends to vary due to interest rate fluctuations and general economic conditions. Management has found that MCR demand tends to increase during periods of economic expansion or when interest rates are declining, although consistent patterns cannot always be determined due to the complexity of the economy. Consequently, revenue from MCRs, the Company's primary service at present, is influenced materially by the foregoing factors. Since the Company's expenses consist largely of labor, repository and communication charges, its ability to control these costs as economic and interest rate trends change is critical. Also, as MCRs are the Company's primary service, the Company's lack of significant diversification in other services hinders the Company's ability to withstand the negative impact of a downturn in demand for MCRs. See "Business--Industry" and "--Mortgage Credit Reports."


         Recent Consolidation Plan. The Company historically franchised and licensed territories to companies already engaged in providing mortgage credit reporting services in those territories. The Company is now implementing a consolidation plan to acquire certain of its System Affiliates and competitors engaged in providing MCR services that either complement or will expand its existing business. Implementation of this plan could involve a number of risks, including diversion of management time and Company financial resources in reviewing acquisition candidates and assimilation of the acquired companies, adverse short-term effects on the Company's operating results and the amortization of acquired intangible assets. Also, there are 48 System Affiliates that have exclusive territory rights which expire at various times through the year 2005. The Company will be required to purchase a System Affiliate, or wait until the expiration of the applicable agreement with the System Affiliate, before expanding into, or acquiring a competitor in, the same territory. The impact of this plan on the Company's operations, both long-term and short-term, remains unknown. Although the Company has identified and has held, and will continue to hold, discussions from time-to-time with potential acquisition candidates, no agreement, arrangement, plan or understanding exists as of the date hereof with respect to any acquisitions. Accordingly, no assurance can be given that the Company will be successful in acquiring System Affiliates or other companies, assets or service lines or that if acquired, such companies, assets or service lines will be economically beneficial to the Company. See "Business-- Business Strategy."

         Competition. The MCR industry is highly fragmented. The Company faces both direct and indirect competition for its services. There are large numbers of companies engaged in the sale of one or more of the services offered by the Company. A significant number of these competitors are small companies operating on a local or regional basis, while some are large companies operating on a national scale. Management believes there are approximately 1,400 companies in the United States providing MCR services, among which are several large companies having far greater financial resources than the Company, including CBC Companies, Inc., Equifax Credit Information Services, Inc., The First American Financial Corp., and Trans Union Corporation. The Company faces intense competition in MCR services from these entities, and, as to its other services, from companies engaged in employment and tenant application verification activities. See "Business--Competition."

         Government Regulation; Privacy Issues; Legal Considerations. The Company's business involves the collection of consumer and business credit data and other information and the distribution of such information to lenders and businesses making credit and other decisions. Concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial governmental regulation of the credit reporting industry. The credit reporting industry is regulated under the federal Fair Credit Reporting Act (the "FCRA") and by legislation in many states. The credit reporting industry has recently been subject to increased legislative attention. Legislation was recently enacted amending the FCRA to refine the legal treatment of certain credit reporting practices, including provisions codifying rules applicable to prescreening. In addition, bills are pending in various state legislatures that are generally intended to regulate how personal information is used in the marketplace. While management does not believe that any of the proposed state bills, if passed as currently drafted, would have a material adverse effect on the Company, there can be no assurance that pending or additional federal or state consumer-oriented legislation will not significantly limit demand for, or increase the costs of, certain of the Company's services. See "Business--Government Regulation and Privacy Issues." Under general legal concepts and, in some instances, under specific federal and state statutes, the Company could be held liable to customers or to the subjects of credit reports prepared by the Company for inaccurate information or misuse of information. The Company maintains internal policies designed to help ensure that credit information retrieved by it is accurate and that it otherwise complies with the provisions of the FCRA. No assurance can be given that any claims made against the Company can be successfully defended, that insurance will cover any such claims or that uninsured losses from such claims might arise thereby adversely impacting the operations and financial condition of the Company. See "Business--Legal Considerations."

         Control by Management. Existing shareholders of the Company will own approximately 60% of the outstanding Common Stock upon completion of this offering and will be able to elect all of the Company's Directors.

         Dependence Upon Key Personnel. The Company is highly dependent on the services of its President, Jerald H. Donnan, who is subject to a three year employment agreement which was effective July 1, 1997. See "Management--Employment Agreements." To the extent that Mr. Donnan's services become unavailable, there could be a material adverse effect on the operations of the Company. In such an event, there can be no assurance that the Company will be able to promote existing personnel or employ qualified persons on terms favorable to the Company. The Company intends to secure a $1 million Key Man term life insurance policy upon the life of Mr. Donnan as soon as possible following the closing of this offering.


         Dependence on Key Suppliers. The Company does not maintain its own consumer credit database. Instead, the Company obtains consumer credit data from large, national credit repositories such as Experian, Inc., TransUnion, Inc. and Equifax, Inc. pursuant to "reseller" agreements with these entities. Generally, the reseller agreements are terminable without cause by either party within a short period of time upon written notice. Also, the agreements can be terminated if the Company uses the information in violation of the FCRA or other applicable laws, or in violation of the reseller agreement. In addition, the reseller agreements typically do not provide any warranties as to the accuracy or correctness of the information contained in the databases maintained by credit repositories, and further provide that the Company will hold the repositories harmless and indemnify them from claims or liabilities arising from the use of inaccurate information contained in the databases. While the Company believes its relationships with the various credit repositories is good, there can be no assurance that its reseller agreements with the credit repositories will not be terminated for any reason. The loss of access to the databases of key credit repositories would materially and adversely affect the Company's business and financial condition. See "Business--Suppliers."


         Need for Additional Financing. Proceeds from this offering are not sufficient to enable the Company to fully implement its consolidation plan as described under "Business-Business Strategy." To the extent the Company requires additional funds for acquisitions under its consolidation plan, the Company will likely consider funding such acquisitions through cash from operations, proceeds from the exercise of the Warrants offered herein, the issuance of capital stock to the acquisition candidates, further private or public debt or equity financing or by a combination of the foregoing. Even if this offering is successful, there is no assurance that the Warrants will be exercised, or that other sources of equity or debt financing can be obtained by the Company.


         Dilution. This offering will result in immediate substantial dilution of $3.40 (67%) per share, which amount represents the difference between the pro forma net tangible book value per share after the offering and the assumed combined public offering price of $5.10 per Unit comprised of one share of Common Stock and one Warrant. In the event the Company issues shares of Common Stock in connection with potential acquisitions, inventors' ownership interest in the Company could also be diluted. See "Dilution" and "Business-Business Strategy."


         Intellectual Property Rights and Limitations. The Company's success depends in part upon its technological expertise and proprietary information and technologies. The Company relies on a combination of trademark, servicemark, copyright, trade secret and contract protection to establish and protect its proprietary rights in its services and technology; however, because there is little in the design, development or delivery of the Company's services that is protectable under law, the Company's services are and will continue to be subject to replication by competitors. The Company generally enters into confidentiality agreements with customers and limits access to and distribution of its proprietary information. There can be no assurance that these steps will be adequate to deter misappropriation or infringement of the Company's proprietary technologies and that costly litigation may not ensue. While the Company intends to defend its trade names and trademarks against unauthorized use or infringement by others, the cost of defending such intellectual property could be substantial in the event of infringement. The Company believes that its marks may be of significant value to the Company's business and reputation. Failure or inability to defend the trade names and trademarks could adversely affect the Company. Although the Company believes that its trade names, trademarks and technologies do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties may assert claims of infringement in the future. The Company does not maintain a formal intellectual property protection program. See "Business--Intellectual Property."

         Large Institutions' Special Requirements. The Federal National Mortgage Association ("Fannie Mae") and Freddie Mac provide a secondary market for residential mortgages. Both entities require that any mortgage purchased be supported by a credit report on the mortgagee and prepared by an entity, such as the Company, independent from the lender. The Company is aware that these and other entities are increasingly using "automated" credit reporting techniques which require credit report providers to render almost instantaneous responses, often within 60 seconds or less. Although the Company is presently able to provide such service, no assurance can be given that it will continue to be able to provide the level of performance required by these or other large institutional lenders or that it will be able to match the level of technological service provided, or developed in the future, by competitors.


         Risk of Data Center Failure. The Company's operations are dependent upon its ability to protect its data center against damage from fire, power loss, telecommunications failure, natural disasters or a similar event. The Company moved into a new facility in Loveland, Colorado in April, 1998, which is outfitted with backup power and duplicate telecommunication facilities; nonetheless, in the event the Company experiences a natural disaster, hardware or software malfunction or other interruption of its data center operations, the Company's results of operations could be materially adversely affected.
Extended interruptions in the Company's services could be significantly detrimental, and the Company's insurance may not be adequate to compensate the Company for all resulting losses that may occur. See "Business--Technology Center."


         Effect of General Economic Conditions. The Company's business is directly related to economic factors that affect the mortgage lending industry, including interest rates, housing demand and general economic conditions. When these factors adversely affect the mortgage lending industry, such factors will likely exert downward pressure on the volume of MCRs requested, and may also increase price competition among MCR suppliers. Although the Company believes that current economic conditions favor continued growth in the markets it serves, a future economic slowdown or recession could adversely affect the Company's ability to maintain profitability. See "Business."





         Determination of Offering Prices; Absence of Public Market; Price Fluctuations. The public offering prices of the Common Stock and Warrants, and the exercise price of the Warrants, have been determined by the Company and the Representative and do not necessarily bear any relationship to assets, book value, earnings history or other investment criteria. Prior to this offering, there has been no public market for any class of the Company's securities. Although the Company has filed an application to have the Common Stock and Warrants approved for quotation on the Nasdaq SmallCap Market upon notice of issuance, there can be no assurance that an active trading market will develop or that the market price of such securities will not decline below the public offering price. Factors such as quarterly fluctuations in results of operations, or market conditions in general, may cause the market prices of the Company's securities to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performance of specific companies, have had a substantial effect on the market price for many small capitalization companies. Factors such as those cited above, as well as other factors which may be unrelated to the operating performance of the Company, may adversely affect the price of the Company's securities. See "Underwriting."

         Shares Eligible for Future Sale. Sales of a substantial number of shares of the Company's Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. The 1,800,000 shares of Common Stock now outstanding are eligible for sale in the public market, subject to compliance with Rule 144 under the Securities Act of 1933 (the "Securities Act") (assuming all shares currently held in custody are released in accordance with the terms of the custody agreement). Rule 144 provides that beneficial owners of shares who have held such shares for one year may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average trading volume of the shares during the four calendar weeks preceding such sale. In the absence of agreements with the Representative, the outstanding restricted Common Stock could be sold in accordance with Rule 144 commencing 90 days from the date of this Prospectus. However, pursuant to the terms of the Underwriting Agreement, the Representative has required the holders of such shares to enter into lock-up agreements which restrict the sale or disposition of such shares for 18 months from the date of this Prospectus without the prior written consent of the Representative. See "Principal Shareholders--Custodial Shares" and "Shares Eligible for Future Sale."


         Anti-takeover Provisions. The Company's Articles of Incorporation and Bylaws (the "Incorporation Documents") contain provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. The Board of Directors of the Company is authorized, without action of its shareholders, to issue authorized but unissued Common and Preferred Stock. The existence of undesignated Preferred Stock and authorized but unissued Common Stock enables the Company to discourage or to make it more difficult to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. The Incorporation Documents provide further that
(i) directors may be elected for three-year terms, with approximately one-third of the Board of Directors standing for election each year, (ii) to alter or repeal the staggered board provision or other measures in the Incorporation Documents relating to the matters listed in this paragraph, the affirmative vote of the holders of not less than two- thirds of the votes entitled to be cast by the holders of all stock entitled to vote in the election of directors is required, (iii) the unanimous vote of the Board of Directors or the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast by the holders of all stock entitled to vote in the election of directors is required to change the size of the Board of Directors, (iv) directors may only be removed with or without cause by holders of not less than two-thirds of all stock entitled to vote, (v) any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of such shareholders and may not be effected by consent in writing by such shareholders, and (vi) the affirmative vote of the holders of two-thirds of the Company's capital stock entitled to vote thereon is required to approve the merger, dissolution or sale of all or substantially all of the assets of the Company. The Company has also entered into employment agreements with its top two executive officers which require significant severance pay upon termination of employment with the Company due to a change in control of the Company. See "Management--Employment Agreements" and "Description of Securities--Preferred Stock."


         Absence of Dividends. The Company has not declared nor paid, and does not intend to declare or pay, any cash or other dividends in the foreseeable future. Earnings, if any, will be retained to finance the Company's operations and growth. See "Dividend Policy."

         Warrant Exercise and Redemption Provisions. Each Warrant offered hereby entitles the holder to purchase one share of Common Stock at a price of $o per share (130% of the initial offering price) commencing on the date hereof and expiring three years thereafter. Holders may exercise such Warrants only if a current prospectus relating to the Common Stock underlying the Warrants is then in effect and only if such shares are qualified for sale under applicable state securities laws of the states in which holders of the Warrants reside. The Company will use its best efforts to have a current prospectus in effect during the Warrant exercise period. There can be no assurance the Company will be successful in maintaining a current prospectus covering the shares underlying the Warrants. The Warrants may be deprived of any value in the event this Prospectus or another prospectus covering the shares issuable upon exercise of the Warrants is not kept current or if such shares are not registered or otherwise qualified in the states in which holders of the Warrants reside. Although during this offering the Warrants will not knowingly be sold in any jurisdiction in which they are not registered or otherwise qualified, purchasers of the Warrants may relocate to a jurisdiction in which the Common Stock underlying the Warrants is not so registered or qualified. In addition, purchasers of the Warrants in the open market may reside in a jurisdiction in which the Common Stock underlying the Warrants is not registered or qualified. If the Company is unable or chooses not to register or qualify or maintain the registration or qualification of the Common Stock underlying the Warrants for sale in all of the states in which the Warrant holders reside, the Company would not permit such Warrants to be exercised and Warrant holders in those states may have no choice but to either sell their Warrants or let them expire.
Prospective investors and other interested persons who wish to know whether Common Stock may be issued upon the exercise of Warrants by holders in a particular state should send a written inquiry to the Company or the Representative. Commencing one year from the date of this Prospectus, the Warrants may be redeemed by the Company, in whole but not in part, upon not less than 30 days' prior written notice at a price of $.05 per Warrant at such time as the closing bid price of the Common Stock equals or exceeds $o (150% of the Warrant Exercise Price) for 20 consecutive trading days. The redemption notice must be provided not more than five business days after conclusion of the 20 consecutive trading days in which the closing bid price of the Common Stock equals or exceeds $o per share. While the Warrants may be exercised during the notice period prior to the date of redemption, the holder may be unable (for financial or other reasons) to exercise the Warrants at the time of receipt of the notice of redemption. See "Description of Securities--Warrants."


         Securities Issuable Pursuant to Warrants, Options and Representative's Options. At the date of this Prospectus, the Company has reserved 1,200,000 shares of Common Stock for issuance on exercise of the Warrants and 200,000 shares of Common Stock for issuance on exercise of options under the Company's 1997 Stock Incentive Plan, under which 27,000 options have been issued as of the date of this Prospectus. At the completion of this offering, the Representative will receive options (collectively, the "Representative's Options") to purchase 120,000 shares of Common Stock at a price of $o (120% of the aggregate price of the Common Stock), exercisable during a period of four years commencing one year from the date of this Prospectus and Warrants to purchase 120,000 shares of Common Stock on and subject to the same terms and conditions as the Warrants issued to the public in this offering. During the terms of the Warrants, the options and the Representative's Options, the holders are given the opportunity to profit from a rise in the market price of the Common Stock, and their exercise may dilute the ownership interest of existing shareholders, including investors in this offering. The existence of the Warrants, the options and the Representative's Options may affect adversely the terms on which the Company may obtain additional equity financing. Moreover, the holders are likely to exercise their rights to acquire Common Stock at a time when the Company would otherwise be able to obtain capital on terms more favorable that could be obtained through the exercise of such securities. See "Description of Securities" and "Underwriting."



         Repayment of Debt from Offering Proceeds. The Company has allocated approximately $810,000, or 16%, of the net proceeds from this offering to repay certain indebtedness of the Company. Approximately $435,000 will be used to retire a note which is personally guaranteed by Jerald H. and Marcia R. Donnan, President and Executive Vice President of the Company, respectively. See "Use of Proceeds."



         Broad Management Discretion in Use of Proceeds to Make Unspecified Acquisitions. The Company has allocated $2.75 million, or approximately 54% of the estimated net proceeds to be received in this offering, to the acquisitions of businesses similar to its own. The Company's success will depend in part on the discretion and judgment of the Company's management with respect to the application and allocation of these proceeds in such acquisitions. Furthermore, management will retain broad discretion over the allocation of proceeds received from the exercise of Warrants, if any. See "Use of Proceeds," "Business--Business Strategy" and "Management."

         Limitation of Liability. The Company's Articles of Incorporation provides that a director of the Company shall not be personally liable for monetary damages to the Company or its shareholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the Articles of Incorporation could prevent the recovery of monetary damages against directors of the Company. See "Management--Indemnification of Officers and Directors."



         Listing and Maintenance Criteria for Nasdaq Securities. The Company has applied for listing on the Nasdaq SmallCap Market and believes it will meet the recently adopted standards for such listing which require: (i) net tangible assets of $4 million, (ii) a public float of 1 million shares, (iii) a market value of the public float of $5 million, (iv) three market makers, (v) a minimum $4.00 bid price per share of common stock, and (vi) at least 300 shareholders.

         Nasdaq also adopted new criteria for continued Nasdaq SmallCap Market eligibility. In order to continue to be included on the Nasdaq SmallCap Market (thereby exempting a company from the "penny stock" regulations described below), a company must maintain (i) at least two market makers, (ii) 300 holders of its common stock, (iii) a minimum bid price of $1.00 per share of common stock, (iv) net tangible assets of $2 million (unless the company had net income of $500,000 in two of the last three years or a market capitalization of $35 million), (v)500,000 shares in the public float, and (vi) a market value of the public float of $1 million. The Company's failure to meet these maintenance criteria in the future may result in the termination of listing of its securities on the Nasdaq SmallCap Market. In such event, trading, if any, in the securities may continue to be conducted in the non-Nasdaq over-the-counter market in what are commonly referred to as the electronic bulletin board and the "pink sheets." As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the securities.

         Disclosure Related to Penny Stocks. The Commission has adopted rules that define a "penny stock" as equity securities priced at under $5.00 per share which are not listed for trading on Nasdaq, (unless (i) the issuer has a net worth of $2 million if in business for more than three years or $5 million if in business for less than three years or (ii) the issuer has had average annual revenues of $6 million or more for the prior three years). In the event that any of the Company's securities are characterized in the future as penny stock, broker-dealers dealing in the securities will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer among other things to (i) determine the suitability of purchasers of the securities, and obtain the written consent of purchasers to purchase such securities prior to the transaction, (ii) provide customers with required risk disclosure documents, disclose quotation and compensation information and provide monthly price information and other required information and (iii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional burdens imposed upon broker-dealers may discourage them from effecting transactions in penny stocks, which usually reduces the liquidity of such securities. The Company's securities will not be considered a "penny stock" initially if they will be listed on the Nasdaq SmallCap Market.

                                    DILUTION


         The net tangible book value of the Company as of December 31, 1997 was approximately $37,000, or $0.02 per share of Common Stock. Without taking into account any other changes in tangible book value after December 31, 1997, except to give pro forma effect to the sale by the Company of the Units comprised of shares of Common Stock and Warrants in this offering at an assumed combined offering price of $5.10, the pro forma net tangible book value of the Company at December 31, 1997 would have been $5.1 million, or $1.70 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.68 per share to existing holders of Common Stock and an immediate dilution of $3.40 per share (67%) to purchasers of Common Stock in this offering, as illustrated in the following table:



         Assumed public offering price per Unit(1) . . . . . . . . . . . .                      $ 5.10
         Net tangible book value per share
           before this offering. . . . . . . . . . . . . . . . . . . . . .     $  .02
         Increase per share attributable to new investors(2) . . . . . . .       1.68
                                                                               ------
         Pro forma net tangible book value per share after
           this offering . . . . . . . . . . . . . . . . . . . . . . . . .                        1.70
                                                                                                ------
         Dilution per share to new investors . . . . . . . . . . . . . . .                      $ 3.40
                                                                                                ======
         Dilution as a percent of assumed public offering
           price per share of Common Stock . . . . . . . . . . . . . . . .                         67%
------------------                                                                                 ===



(1) Represents the assumed purchase price of one Unit consisting of one share of Common Stock and one Warrant.


(2) After deduction of the underwriting discount and estimated offering expenses.

         The following table sets forth as of December 31, 1997 the difference between the existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid. The calculations in this table exclude shares issuable, and proceeds receivable, upon the exercise of the Warrants, stock options, the Representative's Options, and the Underwriters' over- allotment options. See "Management--Stock Incentive Plan," "Description of Securities" and "Underwriting." To the extent such foregoing options or Warrants are exercised, there may be further dilution to new investors.


                                                Shares Purchased                Total Consideration                    Average
                                                ----------------               ---------------------                    Price
                                                    Number           Percent         Amount           Percent         Per Share
                                                  ---------         --------        ---------         --------        --------
                    Existing Shareholders         1,800,000            60%       $   647,000(1)          10%            $ 0.36
                    New Investors                 1,200,000            40%         6,120,000             90%              5.10
                                                  ---------           ----       -----------            ----
                             Total                3,000,000           100%       $ 6,767,000            100%
------------------                                =========           ====       ===========            ====

(1) The amount shown is the net worth of the Company at December 31, 1997. See the Consolidated Financial Statements.

                                USE OF PROCEEDS


         The net proceeds to be received by the Company from the sale of the 1,200,000 Units offered hereby, after deduction of the underwriting discount and estimated expenses payable by the Company in connection with this offering, are expected to be approximately $5.1 million (based on an assumed combined offering price of $5.10). The following table sets forth the anticipated use of proceeds from the offering:

                                                 Amount       Percent
                                                 ------       -------
Acquisitions . . . . . . . . . . . . . . . .   $2,750,000       53.9%
Repayment of indebtedness. . . . . . . . . .      810,000       15.9
Software and technology development. . . . .      500,000        9.8
Marketing and advertising  . . . . . . . . .      500,000        9.8
Working capital and general
 corporate purposes. . . . . . . . . . . . .      540,000       10.6
                                               ----------      -----
    Total  . . . . . . . . . . . . . . . . .   $5,100,000      100.0%
                                               ==========      =====



         The Company intends to allocate $2.75 million of the net proceeds from this offering for the purpose of making acquisitions pursuant to its consolidation plan which is more fully discussed in "Business--Business Strategy." There are no present agreements, plans, arrangements or understandings with respect to any such acquisitions.

         The Company intends to use approximately $435,000 of the net proceeds to retire a note payable to a financial institution which bears interest at 2.75% over the New York prime rate and which matures in December 2005. The note is secured by substantially all of the Company's assets and is personally guaranteed by Jerald H. and Marcia R. Donnan. Approximately $375,000 is intended to be used by the Company to reduce indebtedness incurred in previous acquisitions, including the required payment of $160,000 incurred in the Mirocon, Inc. acquisition. These obligations bear interest at an average of 8% and are unsecured. See "Business--Recent Acquisition" and Note 2 to Consolidated Financial Statements.

         Approximately $500,000 of net proceeds will be allocated by the Company to continue its software and technological support development activities, including capital expenditures associated therewith. Approximately $500,000 of the net proceeds will be allocated to the expansion of the Company's marketing activities and services. The Company intends to allocate the remaining $540,000 of net proceeds for general working capital purposes. See "Business."

         Proceeds, if any, from the exercise of Warrants will be used to continue making acquisitions, to fund continued software and technological support development and for working capital.

         Pending the uses described above, the net proceeds to the Company will be invested in short-term, government, government guaranteed or investment grade securities.

                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the sale by the Company of 1,200,000 Units comprised of 1,200,000 shares of Common Stock and 1,200,000 Warrants at an assumed combined offering price of $5.10 (after deducting the underwriting discount and estimated offering expenses payable by the Company and application of the net proceeds). The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                                                             December 31, 1997
                                                                      -------------------------------
                                                                      Actual           As Adjusted(1)
                                                                      ------           --------------
                                                                               (in thousands)
Long-term debt, including current maturities................          $1,210                $  400
                                                                      ------                ------
Shareholders' equity:
  Preferred Stock, 1,000,000 shares authorized;
    none issued or outstanding..............................               --                   --
  Common Stock, 10,000,000 shares authorized;
    1,800,000 shares issued and outstanding,................               2                 4,969
    3,000,000 shares issued and outstanding, as adjusted....

  Retained earnings.........................................             645                   645
                                                                      ------                ------
  Shareholders' equity......................................             647                 5,614
                                                                      ------                ------
         Total capitalization...............................          $1,857                $6,014
------------------                                                    ======                ======

(1) Does not include up to (i) 27,000 shares of Common Stock issuable upon exercise of outstanding options held by employees and directors which have an exercise price of $o per share, (ii) 1,200,000 shares of Common Stock issuable upon full exercise of the Warrants, (iii) 240,000 shares of Common Stock issuable upon full exercise of the Representative's Options, and (iv) 180,000 shares of Common Stock and/or Warrants issuable upon full exercise of the Underwriters' over-allotment options.

                                DIVIDEND POLICY

         The Company has not paid any cash dividends on its Common Stock. It is the current policy of the Company not to pay cash dividends on its Common Stock. Any payment of cash dividends in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, restrictions on the payment of dividends under the terms of any of the Company's future financing arrangements and plans for expansion, as well as other factors that the Board of Directors deems relevant. The Company's current bank loan agreements do not prohibit the payment of dividends.

                            SELECTED FINANCIAL DATA


         The following consolidated selected financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of income (loss) data for the years ended December 31, 1996 and 1997 and the actual and adjusted consolidated balance sheet data as of December 31, 1997 are derived from the consolidated financial statements of the Company which have been audited by Ehrhardt Keefe Steiner & Hottman PC, the Company's independent auditors, as indicated in their report included herein. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The pro forma data assumes the Company completed the acquisition of Mirocon, Inc. on January 1, 1996 and sold the Texas Territories on January 1, 1996.


                                                                 Historical                            Pro Forma
                                                             For the Year Ended                   For the Year Ended
                                                                December 31,                          December 31,
                                                           ----------------------                 -------------------
                                                           1996              1997                 1996           1997
                                                           ----              ----                 ----           ----

STATEMENTS OF INCOME (LOSS) DATA:                          (in thousands, except                 (in thousands, except
                                                               per share data)                       per share data)
REVENUE
    System Affiliates..............................        $1,447           $1,951               $1,374          $1,896
    Information services...........................         2,066              735                1,531           1,640
    Proceeds from the sale of Company
      operated territories.........................           480              714                  480             714
    Training, license and other....................            16              120                   16             120
                                                           ------           ------               ------          ------
      Total revenue................................         4,009            3,520                3,401           4,370
                                                           ------           ------               ------          ------

OPERATING EXPENSES
    Costs of services provided.....................         2,124            1,301                1,708           1,587
    Costs of Company operated territories..........            31              506                   31             506
    Selling, general and administrative............         1,413              917                1,823           1,320
                                                           ------           ------               ------          ------
      Total operating expenses.....................         3,568            2,724                3,562           3,413
                                                           ------           ------               ------          ------

Income (loss) from operations......................           441              796                 (161)            957

Other income.......................................            29               28                   32              37
Interest expense...................................          (108)             (77)                (139)           (103)
                                                           ------           ------               ------          ------

Income (loss) before income taxes..................           362              747                 (268)            891

Income tax expense(benefit)........................            78              244                 (136)            293
                                                           ------           ------               ------          ------

Net income(loss)...................................        $  284           $  503               $ (132)         $  598
                                                           ======           ======               ======          ======

Basic earnings (loss) per share(1).................        $  .16           $  .28               $ (.07)         $  .33
                                                           ======           ======               ======          ======

Weighted average common stock outstanding..........         1,800            1,800                1,800           1,800
                                                           ======           ======               ======          ======


BALANCE SHEET DATA:                                                       December 31, 1997
                                                       ---------------------------------------------------------

                                                            Actual                            As adjusted(2)
                                                            ------                            -----------
                                                                             (in thousands)
    Working capital...............................       $    116                              $  4,655
    Total assets..................................          2,864                                 7,121
    Total liabilities.............................          2,217                                 1,407
    Shareholders' equity..........................            647                                 5,614
------------------


(1) No difference exists between basic and fully diluted earnings (loss) per share.



(2) Adjusted to reflect the sale by the Company of the 1,200,000 Units comprised of 1,200,000 shares of Common Stock and 1,200,000 Warrants offered hereby at an assumed combined offering price of $5.10 and application of the net proceeds. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company specializes in preparing mortgage credit reports that are customized to meet each lender's individual needs. The Company also provides a broad range of credit, employment and other information services to mortgage lenders, consumer lenders, employers, landlords, and other businesses. See "Business."

         The Company provides its services in two different fashions. The first involves services sold directly by the Company to third party customers such as mortgage lenders, financial institutions, private enterprises, and individuals (referred to as "information services"). Secondly, the Company sells its services through franchisees and licensees ("System Affiliates"). The Company currently has 29 franchisees and 35 licensees. The System Affiliates provide information services to customers using the Company's technology and pay royalty, license and other fees to the Company.

         During 1996 and 1997, the Company's primary emphasis, in addition to expanding its market, was the completion of its technology center. This center was necessary for the Company to provide its Bureau Express reports and other on- line services to both third party users and System Affiliates. Associated with this center were hardware costs of $111,000 and $563,000 in 1996 and 1997, salaries to programmers of $400,000 and $468,000 in 1996 and 1997, and communications costs of $157,000, primarily in 1997. The Company funded these expenditures principally from the proceeds from the sale of certain Company operated territories as described below.


         On January 5, 1996, one Company developed territory (the "Indiana Territory") was sold to a non-affiliated party for $480,000, which had a financial reporting carrying value of $31,000. On January 6, 1997, the Company sold certain areas (the "Texas Territories") to a non-affiliated party for $714,000 which had a financial reporting carrying value of $506,000. The Company sold both territories because they represented unique opportunities to maximize current cash flow and fund the Company's technology center development. In conjunction with the sales of these territories, the Company granted licenses to the buyers to use its proprietary technology thereby assuring continued revenue from these territories in the form of System Affiliates revenue. Each license has a primary term of three years and is automatically extended for an additional three years unless terminated by either party upon at least 60 days advance written notice. Management of the Company believed the long range economic benefit from the Texas Territories sale, which provided the capital to enable the Company to accelerate the completion of its technology center, outweighed the loss of information services revenue from those territories, especially when mitigated by lower resultant costs and the receipt of license fees after the sale. There are no agreements, arrangements or rights in favor of the Company to repurchase these territories or licenses in the future.


         The sale of these two territories resulted in a change in the mix of
revenues and decrease in certain expenses in 1997.   Revenue associated with
information services, costs of services provided, and selling, general and administrative expenses decreased in 1997 compared to 1996, while System Affiliates revenue increased.

FUTURE TRENDS

         In June of 1997, having substantially completed the technology center with proceeds from the sale of the two territories, the Company redirected its focus from the expansion of System Affiliates revenue to sales of information services to third party customers. The Company believes this will result in increased profitability due to higher gross profit experienced from information service sales compared to System Affiliates revenue. In 1997, the Company realized gross profit, as a percentage of total revenue, equal to 68% from sales of information services compared to 49% gross profit, as a percentage of total revenue, from System Affiliates revenue. See Note 9 to the Consolidated Financial Statements. The Company does not intend to license or franchise territories to third parties in the foreseeable future.

         In order to expand information services, the Company has devised a consolidation plan whereby it has targeted both competitors and System Affiliates as potential acquisition candidates. See "Business--Business Strategy." The Company's first acquisition under its consolidation plan occurred in December of 1997 when the Company acquired substantially all of the assets of Mirocon, Inc., a former franchisee located in Loveland, Colorado. As disclosed in the unaudited pro forma combined statement of income for the year ended December 31, 1997, Mirocon, Inc. had in excess of $900,000 in information services revenue while contributing $95,000 to pro forma combined net income. The Company intends to realize additional cost savings by consolidating Mirocon, Inc.'s operations into the Company's facilities.

         The Company expects to realize other benefits when it acquires System Affiliates or competitors, such as reducing and consolidating accounting, administrative and technology maintenance functions at each location by performing these duties at its present facilities. Currently, there are 29 franchisees and 18 licensees that have exclusive territory rights to market the Company's MCR information services. Most of the Company's existing franchise agreements expire at various times through the year 2005 while most of the Company's license agreements expire at various times through the year 2001. The Company will be required to purchase a System Affiliate, or wait until the expiration of the applicable agreement with the System Affiliate, before expanding into, or acquiring a competitor in, the same territory.

         As the Company implements its consolidation plan, it expects information services revenue and gross profit to increase and System Affiliates revenue to decrease as System Affiliates are either acquired or their agreements with the Company expire. The Company also expects that revenue from the sale or licensing of Company operated territories will substantially decrease or be eliminated in future periods.

REVENUE RECOGNITION

         The Company's accounting policies for significant revenue recognition are as follows:

System Affiliates Revenue

         Pursuant to the various franchise and license agreements, System Affiliates are required to pay the Company royalties based on a percentage of gross billings. In addition, territories providing EMPfacts services are required to pay $100 per month for national advertising conducted by the Company. Royalties under the franchise and license agreements are accrued based on the percentage of gross billings as reported by System Affiliates and are included in accounts receivable.

Information Service Revenue

         The Company recognizes revenue generated from direct sales of mortgage credit reports and other information services when the information has been provided to the customer, since substantially all required services have then been performed.

Software Development Costs


         Software development costs are those costs, which are primarily payroll and related costs, that are directly related to the development of the Company's proprietary software technology.


         In 1996, software development costs associated with internally developed software used to support System Affiliates revenue and information services were expensed as incurred by the Company.


         In 1997, the Company adopted the provisions of Statement of Position
(SOP) 98-1, "Accounting for Costs of Computer Software Developed for Internal Use." Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three years. This SOP encourages early adoption but does not allow retroactive restatement of previously issued financial statements. Accordingly, management believes that adoption of SOP 98-1 in a year prior to the Company's initial public offering ("IPO") would be more informative to users of financial
statements rather than in a period after its IPO.   The effect of the adoption
was to increase 1997 net income by approximately $200,000 or $.11 per share of Common Stock. The 1997 increase resulted from capitalized salaries of $450,000 less $150,000 of related amortization and $100,000 of income taxes. Had the Company adopted SOP 98-1 in 1996, net income would have been increased by approximately $178,000 to $462,000 or $.26 per share of Common Stock.

RESULTS OF OPERATIONS



        The following table sets forth for the periods indicated, as a percentage of total revenues, those items included in the Company's Consolidated Statements of Income and the Unaudited Pro Forma Combined Statements of Income (Loss):

                                                       Year Ended                         Year Ended
                                                       December 31,                       December 31,
                                                   ---------------------             ---------------------
                                                         (Actual)                        (Pro Forma)(1)
                                                   1996               1997           1996               1997
                                                   ----               ----           ----               ----
REVENUE
    System Affiliates..........................    36.1%            55.4%             40.4%
    Information services.......................    51.5             20.9              45.1

    Proceeds from the sale of
      Company operated territories.............    12.0             20.3              14.1
    Training, license and other................      .4              3.4                .4             2.7
                                                -------          -------           -------         -------
    Total revenue..............................   100.0%           100.0%            100.0%          100.0%
                                                -------          -------           -------         -------

OPERATING EXPENSES
    Costs of services provided.................    53.0             37.0              50.2            36.3

    Costs of Company operated
      territories..............................     0.8             14.4                .9            11.6
    Selling, general and administrative........    35.2             26.0              53.6            30.2
                                                -------          -------          --------         -------
           Total operating expenses............    89.0%            77.4%            104.7%           78.1%
                                                -------          -------          --------         -------

Income (loss) from operations..................    11.0%            22.6%             (4.7)%          21.9%

Other income...................................      .7               .8                .9              .9
Interest expense...............................    (2.7)            (2.2)             (4.0)           (2.4)
                                                -------          -------          --------         -------

Income (loss) before income taxes..............     9.0%            21.2%             (7.8)%          20.4%
                                                -------          -------          --------         -------

Income tax (expense) benefit...................    (1.9)%           (6.9)%             3.9%           (6.7)%
                                                -------          -------          --------         -------

Net income(loss)...............................     7.1%            14.3%             (3.9)%          13.7%
                                                =======          =======          ========         =======


-------------------

(1) Assumes the Company completed the acquisition of Mirocon, Inc. on January 1, 1996 and sold the Texas Territories on January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Recent Acquisition," Note 2 to the Consolidated Financial Statements and the Financial Statements of Mirocon, Inc.


Years ended December 31, 1996 and 1997.

         System Affiliates revenue increased $500,000, or 35%, from $1.45 million in 1996 to $1.95 million in 1997. The Texas Territories sold and licensed accounted for $105,000 of the $500,000 increase in 1997. The remaining increase of $395,000 is due to increased billing volume by System Affiliates and resultant royalty, license and other fees.

         Company information services revenue decreased $1.33 million, or 64%, from $2.07 million in 1996 to $735,000 in 1997. The sale of the Texas Territories to a Dallas based mortgage credit reporting agency, which then became a System Affiliate in January of 1997, resulted in this decrease. The Texas Territories accounted for $1.47 million of the 1996 information services revenue and none in 1997. The recent acquisition of Mirocon, Inc. in December of 1997 contributed $85,000 to information services revenue in 1997.

         Proceeds from the sale of Company operated territories increased by $234,000, or 49%, from $480,000 in 1996 to $714,000 in 1997. Revenue generated in 1996 represented the Indiana Territory sale, whereas revenue for 1997 consisted of the Texas Territories sale. With the Texas Territories sale, the Company expensed approximately $506,000 in costs, consisting of accounts receivable and intangibles, associated with those territories. The financial reporting carrying value of the Indiana Territory was $31,000 which reflected the net book value of certain fixed assets. The difference in the financial reporting carrying value of the Indiana Territory and Texas Territories was due to the fact that the Indiana Territory was organized and developed by the Company with relatively low capitalized costs whereas the Texas Territories were previously acquired from a franchisee at their market value.

         Training, license and other revenue increased $104,000, or 650%, from $16,000 in 1996 to $120,000 in 1997. The majority of this increase was a one-time charge to System Affiliates for a marketing software interface.

         Costs of services decreased $822,000, or 39%, from $2.12 million in 1996 to $1.30 million in 1997. This decrease directly relates to the costs of information services revenue associated with the Texas Territories sale. Included in the costs of services provided are direct costs such as salaries, employment taxes, telephone, rent and repository costs. The total of these direct costs in the Texas Territories incurred in 1996 were $736,000. In addition, in 1997, $450,000 of salary related costs were capitalized as software development costs related to the Company's change in accounting policy described in Note 3 of the Consolidated Financial Statements. The costs of services provided for in 1997 also include $157,000 of costs directly related to the completion of the Company's technology center.

         Selling, general and administrative expenses decreased $496,000, or 35%, from $1.41 million in 1996 to $917,000 in 1997. This decrease related to costs associated with the operations of the Texas Territories sold, including $307,000 of salaries to sales representatives and $164,000 related to amortization of intangible assets acquired in the original purchase of the Texas Territories.

         Total operating costs decreased $850,000, or 24%, from $3.57 million in 1996 to $2.72 million in 1997 resulting in an increase in operating income of $355,000, or 80%, from $441,000 in 1996 to $796,000 in 1997.

         Interest expense decreased $32,000, or 29%, from $109,000 in 1996 to $77,000 in 1997 due to a reduction in long-term debt.

         Income taxes increased $166,000, or 213%, from $78,000 in 1996 to $244,000 in 1997. The effective tax rate increased 11.2% in 1997 because in 1996 the Company was able to utilize research tax credits and the corporate surtax exemption.

         As a result of the foregoing factors, net income increased $219,000, or 77%, from $284,000 in 1996 to $503,000 in 1997.

         The impact from the acquisition of Mirocon, Inc. can be seen in the pro forma combined statements of income for the years ended December 31, 1996 and 1997. The Company's historical net income increased on a pro forma basis by approximately 19% in 1997 as a result of the Mirocon, Inc. acquisition.

Liquidity and Capital Resources

         From inception through 1994, the Company funded its operations through various debt financing obligations, including a line of credit and a Small Business Administration loan, and working capital. Since 1995, the Company has met its capital requirements from operating cash flow and from the sale of certain territories as described above.

         In December of 1997, the Company acquired Mirocon, Inc. for approximately $519,000, of which $100,000 has been paid. The remainder is evidenced by a note payable of $419,000. The Company has required contractual payments under the note of approximately $135,000 in 1998. Upon the completion of this offering, a payment of the lesser of $160,000 or the outstanding balance on the note is required.


      The Company had cash balances of $397,000 at December 31, 1997. In 1997, net cash provided from operations was approximately $1.2 million which resulted from depreciation, amortization, and the financial carrying value in assets related to territories sold in 1997. The Company also experienced an increase in receivables of approximately $326,000. Net cash used in investing activities was approximately $501,000. Cash payments on the Company's line of credit and principal payments on long-term debt were approximately $321,000. Capital expenditures amounted to approximately $593,000, which were partially offset by the collection of $185,000 on notes receivable associated with the Indiana Territory sale. Cash used by financing activities was approximately $357,000. With the exception of scheduled long-term debt repayment of $442,000, the Company has no other material capital commitments.


         The Company's current consolidation plan calls for expansion of information services through the acquisition of competitors and/or System Affiliates. While the Company has not determined the number of acquisitions to be made, it has identified a group of approximately 30 potential acquisition candidates, although there are no agreements, arrangements or understandings with any persons or entities as to any acquisition at the present time. The current use of proceeds from this offering allocates $2.75 million for acquisitions. Additional funding to complete the consolidation plan will be required and may come from operations, future public or private equity or debt financings, the issuance of Company securities to purchase the acquisition candidates, or any combination of the foregoing. No assurances can be given that the Company will be able to fully implement its consolidation plan.

Inflation

         Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company does not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on its results of operations or financial condition.

Year 2000 Compliance

         The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for year 2000 compliance. It is anticipated that all reprogramming efforts will be complete by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the year 2000. Management has not yet completed their full assessment of the year 2000 compliance expense and related potential effect on the Company's earnings, although management believes that the costs of compliance and potential impact on operations will not be material.

Forward Looking Statements

         Certain of the information discussed in the Prospectus, and in particular in this section are forward-looking statements that involve risks and uncertainties that might adversely affect the Company's operating results in the future in a material way. Such risks and uncertainties include, without limitation, the effect of national and regional economic and market conditions, costs of labor and employee benefits, costs of marketing, costs of telephone and repository's costs used in the operation of the business, intensity of competition for locations as well as customers, changes in interest rates, legal claims, and the availability of financing for the Company consolidation and expansion plans. Most of these risks are beyond the control of the Company. Notwithstanding that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is inapplicable to offers and sales pursuant to this Prospectus, investors should use caution when reviewing forward-looking statements.

                                    BUSINESS

GENERAL

         The Company provides a broad range of information services to mortgage and consumer lenders, employers, landlords and other business customers located throughout the United States. The Company specializes in preparing mortgage credit reports ("MCRs") that are customized to each mortgage lender's requirements and transmitted to lenders via the Internet, modem or facsimile. The Company's larger customers include, among others, NationsBanc/Boatmen's National, Chase Manhattan Residential, U.S. Home Mortgage, CoreStates Mortgage and CTX Mortgage. In 1996, the Company was selected to be one of five approved information vendors for Freddie Mac's automated underwriting system, Loan Prospector. Based on publicly reported information concerning mortgage loans originated and refinanced in the United States, management believes the Company and its System Affiliates are one of the leading suppliers of MCRs in the United States. The Company and its System Affiliates delivered approximately
1.08 million and 1.43 million MCRs representing gross system billings of approximately $27.3 million and $31.3 million in 1996 and 1997, respectively.

         MCRs supplied by the Company generally fall in three categories: residential mortgage credit reports ("RMCRs") under which the Company verifies credit, employment and other information and conducts an in-person or telephone interview with the loan applicant; residential mortgage credit reports that do not encompass applicant interviews ("RMCR Jrs."); and Bureau Express reports, which provide only the merged credit information from the three primary credit repositories in the United States without the verification performed in RMCRs or RMCR Jrs. Through its expertise developed in mortgage credit reporting, the Company has recently expanded its services to include EMPfacts, an employment screening service, QUICKpeek Identifier, an instant employment screening service, QUICKpeek Tenant, a credit and employment screening service for use by leasing agents and landlords, and Corpdata, a credit reporting service on businesses.

         The Company intends to implement a consolidation plan in the MCR business. The Company believes a favorable environment exists for acquisitions because of the highly fragmented nature of the industry and the increased cost of new technologies that generally cannot be afforded by smaller participants in the market. The Company's consolidation plan envisions the purchase of unaffiliated companies active in the MCR market as well as System Affiliates. Consistent with this consolidation plan, the Company concluded the acquisition of Mirocon, Inc. in December 1997. The Company's consolidation plan is designed to expand its existing business and take advantage of its core competencies including, among other things, its highly developed customer service program, use of sophisticated technology to achieve efficiencies in the MCR market, development of close working relationships with mortgage lenders, knowledge of the MCR market and its experienced management team.

INDUSTRY


         The Company believes the mortgage credit reporting industry is highly fragmented and consists of approximately 1,400 providers in the United States. As the primary service of the Company is its MCRs, the Company's business is directly related to the mortgage lending industry, which enjoyed a near record year in 1997. Mortgage originations (including refinancings) have been estimated at $870 billion in 1997, almost 11% higher than the $785 billion in originations in 1996 and the third-best year ever. The 1997 loan activity equates to the generation of an estimated 11 million mortgage credit reports.


         In 1997, there were about 4.3 million sales of existing homes and 10 million sales of new homes according to the Mortgage Bankers Association of America. The Company estimates one million refinancings of existing homes occurred in 1997. The Company also estimates, based on its historical experience, that a significant number of applications for residential mortgage credit were not funded for a variety of reasons during 1997.

         According to the Mortgage Bankers Association of America, the outlook for the remainder of the decade appears stable due to demographics, particularly the impact of the aging of the baby boom generation, which is entering its peak earnings period. Presently, home ownership rates are approximately 66% for the 35-to-44 age group, 75% for the 45-to-54 age group and 80% for the 55-to-64 age group. Although population growth and household formation rates are projected to slow during the next 10 years, population growth within the top earning groups -- ages 45-to-54 and 55-to-64 -- is projected to increase. Management believes that interest rates will remain relatively stable in 1998. Thus, if the foregoing home ownership and interest rate trends continue, demand for MCRs should continue, although such results cannot be assured.

         The mortgage credit reporting industry provides a valuable service to the lending industry due to its report formatting and verification services. Millions of pieces of credit data are furnished unverified to the three major credit repositories from lenders and creditors worldwide. Due to the volume of information and lack of verification at the credit repository level, significant inaccuracies of information can occur in an individual's credit file which must be verified and accurately reported.

         Historically, mortgage credit reporting entities have performed these services by manual verification in the form of calling creditors, lenders, employers, landlords, and other businesses directly to verify information, and reviewing public files and other information sources. However, the industry has been undergoing significant change in terms of how services are requested, how information is delivered, and the format in which the data is returned. These changes have been driven by the advances in computer software and hardware, along with advances in communications technology. The mortgage lending industry, along with other





---------------

(1) Source Department of Housing and Urban Development and the Mortgage Bankers Association of America.

users of credit information, expect quick turnaround of accurate reports in a customized format in order to facilitate their lending decisions. Thus, the Company believes that entities involved in mortgage credit reporting must continually develop and maintain sophisticated computer and communication technology to compete. Due to the costs and technical competence required to keep abreast of technological advances in the industry, the Company believes that the credit reporting industry will consolidate, and that the market may be dominated by a handful of companies that have proven technological capabilities and diversified product lines.

BUSINESS STRATEGY

         The Company intends to expand its present business operations and to develop new opportunities by, among other things, pursuing the following strategies:


o Acquire System Affiliates and Competitors to Expand Business. The Company intends to expand its business operations by purchasing certain of its System Affiliates as well as purchasing competing businesses. While the Company has not determined the number of acquisitions to be made, it has identified approximately 30 potential acquisition candidates from the approximately 1,400 mortgage credit reporting companies in the United States, although there are no agreements, arrangements or understandings with any persons or entities as to any acquisition at the present time. The Company believes its consolidation plan will result in substantial savings in accounting, administrative and technology expenses, and that marketing of its ancillary services can be accelerated through acquisitions.
         The Company may use cash, stock, or a combination thereof, to effect any such acquisitions. To the extent the Company requires additional funds for acquisitions under its consolidation plan, the Company will likely consider funding such acquisitions through cash from operations, proceeds (if any) from the exercise of the Warrants offered herein, the issuance of capital stock to the acquisition candidates, further private or public debt or equity financing or by a combination of the foregoing.


o Capitalize on Sophisticated Technology. The Company believes its technology is state-of-the-art, and to preserve this advantage, it employs 15 technical persons, seven of whom are software programmers, to continually upgrade its electronic capabilities and develop new applications. The Company has budgeted a portion of the proceeds of this offering to the continued maintenance and development of its technology. If funds from operations or external financing sources permit, the Company will devote additional resources to technological development and implementation. The Company believes that speed and accuracy of service, which are directly related to its technical ability, are critical to the Company's growth and success.

o Accelerate Market Penetration. The Company intends to accelerate its market penetration throughout the United States by expanding and refining sales and marketing techniques used by it over the past several years, including: (i) face-to-face selling with prospective customers, consisting primarily of larger companies; (ii) in-house telemarketing to existing and prospective customers who have shown an interest in purchasing the Company's services; (iii) public relations efforts; (iv) participation in trade shows and seminars; (v) advertising in trade publications; (vi) maintaining a web page on the Internet; and (vii) mailing of quarterly news releases to existing and prospective customers.

o Increase Revenue and Customer Convenience by Offering Additional Services. The Company intends to increase revenue and customer convenience by providing one-stop shopping for its customers through expanded services. The Company will attempt to accomplish this by "bundling" with its MCRs the services of third party vendors that provide appraisals, title insurance, flood certification and title searches. The Company's strategy is to receive a commission or discount on such services in order to enhance its revenues while better serving its customers. The Company has already begun to implement this strategy as it is currently offering flood determination certificates through a third party vendor.

o Increase Quality Customer Service and Support. The Company intends to expand and enhance its customer service and support program by: (i) providing customer service representatives on-call for 12 hours a day Monday through Friday; (ii) performing additional in-house training of all franchisees, licensees and customer service representatives with regard to the Company's services; (iii) enhancing quality control checks on the Company's services; and (iv) revising, when appropriate, minimum acceptable performance guidelines for employees. In addition, the Company realizes the importance of employees to the success of its operations and, therefore, strives to provide a positive work environment and benefit package for employees.

RECENT ACQUISITION

         In December 1997, the Company acquired the business of one if its franchisees, Mirocon, Inc., for $519,000, of which $100,000 has been paid. The remaining $419,000 of the purchase price is evidenced by a note to the seller which requires five monthly principal-only payments of $7,000 beginning in February 1998 with the remaining balance of $384,000 to be amortized over 55 months bearing interest at 8% per annum commencing June 1998. The terms of the note also provide that upon closing of this offering, the Company is to pay at least $160,000 towards the remaining balance of the note, and any amount remaining outstanding after such payment is to be paid in 24 equal monthly installments without interest. See "Use of Proceeds." The Company believes this acquisition is typical of similar acquisitions that it could make upon availability of funding.

MORTGAGE CREDIT REPORTS

         The Company specializes in preparing MCRs that are customized to each mortgage lender's requirements and transmitted to lenders via the Internet, modem or facsimile. MCRs supplied by the Company generally fall in three categories: RMCRs, under which the Company verifies credit, employment and other information and conducts an in-person or telephone interview with the loan applicant; RMCR Jrs., which do not encompass applicant interviews; and Bureau Express Reports, which provide only the merged credit information in a user-friendly integrated report from the three primary national credit repositories in the United States without the Company verification performed in the RMCRs or RMCR Jrs. Bureau Express Reports are typically compiled by the Company's proprietary system in less than 60 seconds, free of duplication. The system also provides a means to resolve inconsistencies between the credit repositories' information.

         The following graph sets forth information concerning the annual volume of MCRs performed by the Company and its System Affiliates for the years indicated:


                         MORTGAGE CREDIT REPORT VOLUME
                                    [CHART]





         The following graph sets forth information concerning the annual volume of Bureau Express Reports performed by the Company and its System Affiliates for the years indicated:





                          BUREAU EXPRESS REPORT VOLUME
                                    [CHART]

         The Company's MCR services are fully automated. Mortgage lenders submit credit applications to the Company via facsimile or computer modem. Depending on the type of MCR requested, applications are assigned to credit investigators who poll the three credit repositories for credit reports, verify credit information, residence history and employment history for the last two years, check or verify legal proceedings and tax liens and conduct an interview with the applicant regarding all the information obtained. If any discrepancies are uncovered during the investigation, the Company contacts the applicant and conducts a conference call with the reporting entity to clear up the matter.

         Once the report is completed, the Company delivers the report directly to the mortgage lender's computer or by transmission via facsimile. In the future, the Company hopes to receive most applications into its computer system via the Internet. This technology has been implemented on a limited basis to date, but the Company believes most mortgage lenders will eventually use the Internet for most, if not all, of their communication needs. All report forms are customized according to each lender's requirements and generated by the Company's proprietary and non-proprietary computer system, thereby eliminating the need for a stockpile of forms and effectively reducing overhead costs. Credit reports are printed using state-of-the-art laser technology. Lenders can choose to interface directly with the Company using their own mortgage origination or processing software. The Company can also remotely laser print completed credit reports in the lender's office. The Company provides its customers with proprietary software which allows electronic ordering and retrieval of reports. The Company effectively provides the lenders with all report forms because the reports are generated by the computer system. The Company also adapts its computer generated forms and reports to comply with different state requirements.

         To capture more of the market and to provide one stop shopping for its customers, the Company is expanding its service line to include other services required by mortgage lenders such as appraisals, title insurance, flood certification and title searches, which the Company calls "bundled services." Generally, the Company provides such bundled services through third party providers, and the Company receives revenue by way of a commission or the spread between the retail price paid by the customer and a wholesale price paid by the Company. The Company also provides outsourcing to its customers, generally on an "overflow basis." In effect, the Company acts as the loan processor by compiling a complete loan application, with all required reports. The lender needs only to approve the loan via its loan committee. This service constitutes a small percentage of the Company's overall revenue. However, as the trend to outsourcing of services continues, management of the Company anticipates this service may constitute a larger portion of its revenue, especially during periods of significant mortgage refinancings.

         The Company certifies to lenders that its MCRs meet standards required by Freddie Mac, Fannie Mae, the Veterans Administration, the Federal Housing Administration, and the Rural Housing Service.

         The Company has developed a program to assist lenders to low and moderate income applicants with its Form 1003 Supplement. Determining such a borrower's creditworthiness involves developing his/her credit history. However, many low to moderate income borrowers do not always use the types of credit traditionally reported to the credit repositories. Through the use of the Company's Affordable Housing 1003 Supplement Form, the gap between traditional and non-traditional credit is bridged. Credit history is developed through verifying non-traditional credit such as utilities, car insurance, child care, furniture rental, loans from employers, payments to savings accounts, and automatic deductions from paychecks.

OTHER SERVICES

         Although MCRs are, and are expected to remain, the Company's principal business activity, it is developing additional services which it intends to aggressively market in the future. The following describes the more important of these services.

         EMPfacts. Management of the Company believes employment screening is a growing industry due in large part to the legal consequences of negligent hiring, as well as the desire and necessity for employers to hire the best applicants. The Company's EMPfacts employment screening services offer state-of-the-art, accurate background checks that verify an applicant's professional, educational and personal history. EMPfacts offers individual or bundled screening services in the following areas:

         o       Substance Abuse Testing
         o       Motor Vehicle Record (MVR)
         o       Worker's Compensation History
         o       Public Records Information
         o       Fraud Searches
         o       Criminal History
         o       Education Verification
         o       Financial Reports
         o       Property Search
         o       Employment Verification
         o       Social Security Number Search
         o       Professional License Verification
         o       Psychological Testing

         The following graph sets forth information concerning the annual volume of EMPfacts reports performed by the Company and its System Affiliates for the years indicated:





                             EMPFACTS REPORT VOLUME

                                    [CHART]





         QUICKpeek Identifier. The Company's QUICKpeek Identifier system enables customers, via Windows compatible software, to receive an instant report, in 60 seconds or less, which can be viewed on screen or printed. By entering a person's name, address and social security number, QUICKpeek Identifier provides employment information, public records and fraud search, financial summaries and residence information. The QUICKpeek Identifier program commenced in January 1997. The Company is in the process of developing various marketing strategies to further its implementation.

         QUICKpeek Tenant. The Company has designed a system specifically for leasing agents and landlords with respect to rental property. The system checks and reports information regarding a proposed tenant through credit repository inquiries, employment history, public records, residence history, payment habits, criminal and eviction data. This program was also initiated in 1997.

         In 1997, a combined 4,587 QUICKpeek Identifier and QUICKpeek Tenant searches were performed.

         Corpdata. The Company also offers Corpdata, its credit reporting service on small, medium and large sized businesses. Commercial credit repositories sometimes do not have information on businesses and users can often expect to receive a "No Record" response when seeking information on businesses. Corpdata obtains credit information and other data about such businesses which can be customized to meet customer needs.

SYSTEM AFFILIATES

         From 1989 to 1993, the Company pursued a strategy of franchising its MCR system. The Company earns fees based on each franchisee's use of its system to generate reports for the franchisees' customers. In 1993, the Company terminated its franchise program and began entering into licensing agreements whereby licensees utilize the Company's systems to service their customers in return for the payment to the Company of a percentage of their gross billings. The Company presently has 29 franchisees and 35 licensees, the majority of which are networked with the Company's Technology Center.

         The Company's System Affiliates currently provide significant revenue to the Company. For the years ended December 31, 1996 and 1997, System Affiliates provided 36% and 55%, respectively, of the revenue of the Company.

         Franchises. The following table sets forth certain information at December 31,1997, about the geographic location of the Company's 29 franchises.

                                MCR FRANCHISES
                           Number of
                           Franchises         State
                           ----------         -----

                              1              Arizona
                              2              California
                              1              Colorado
                              2              Florida
                              2              Georgia
                              1              Illinois
                              1              Indiana
                              1              Kansas
                              1              Michigan
                              1              Minnesota
                              1              Missouri
                              1              Nevada

                           Number of
                           Franchises          State
                           ----------          -----
                              1              New Jersey
                              1              New Mexico
                              1              North Carolina
                              1              North Dakota
                              1              Ohio
                              1              Pennsylvania
                              1              South Carolina
                              1              South Dakota
                              1              Tennessee
                              2              Texas(1)
                              1              Utah
                              1              Washington
                              1              Wisconsin


_________________

(1) One of the Texas franchisees owns the Arizona and New Mexico franchises.

         The Company has a standard Franchise Agreement that it has entered into with its franchisees. While all agreements may not be completely uniform due to modifications made pursuant to negotiations with each franchisee, in general, the Franchise Agreements include the following provisions, among others:

o Franchisees are permitted to use the Company's trademarks in a specified territory for the purpose of providing MCRs.

o Franchisees are provided with an operational manual, interface software and several months of training in connection with using the Company's software and systems for producing MCRs.

o The term of the Franchise Agreement is generally 10 years and is automatically extended unless (i) the franchisee declines to extend in writing, or (ii) the Company declines to extend due to the franchisee failing to comply with the Franchise Agreement, subject to a 30 day cure period. In addition, the Franchise Agreement may also be terminated by the Company upon notice if the franchisee becomes insolvent, bankrupt or makes an assignment for the benefit of creditors, or if the franchisee is in default under the Franchise Agreement.


o The Franchise Agreements sometimes required an initial fee based on the population of the franchisee's territory. In addition, franchisees are required to pay a monthly royalty fee based on MCRs sold per month as set forth in the following table:



             Number of MCRs Sold per Month      Percentage of Gross Sales
             -----------------------------      -------------------------
                       0 to 200 . . . . . . . .           0%
                     201 to 400 . . . . . . . .           7%
                     401 to 500 . . . . . . . .           8%
                     501 to 700 . . . . . . . .           9%
                     701 to 800 . . . . . . . .          10%
                    801 & above . . . . . . . .          11%



         Generally, when a franchise attains a certain royalty rate, the Franchise Agreement requires that future royalties be based on that rate (unless a higher royalty rate is attained) even though gross sales for a later month fall below that royalty rate's threshold:


         Also, franchisees are required to pay monthly fees as follows:

         (a) 3% of all gross billings in connection with any out-sourced "bundled services" provided by the Company; and


         (b) a communication fee to cover communication costs incurred by the Company.


o Typically, franchisees may not transfer or assign the Franchise Agreement and related rights without the written consent of the Company. In addition, the Franchise Agreement generally provides for a right of first refusal in favor of the Company when a franchisee receives a bona-fide offer to purchase its business.

         Licenses. The following table sets forth certain information about the geographic location of the Company's 35 licenses in effect at December 31, 1997, of which 18 are MCR licenses and 17 are EMPfacts licenses.

                                    MCR LICENSES
                              Number of
                              Licenses          State
                              --------          -----

                                  5            Alabama
                                  1            Arkansas
                                  1            California
                                  1            Florida
                                  1            Illinois
                                  1            Iowa

                              Number of
                              Licenses           State
                              ---------          -----

                                  1            Louisiana
                                  1            Montana
                                  1            New Hampshire
                                  1            New York
                                  3            Pennsylvania
                                  1            Wyoming


                                   EMPFACTS LICENSES

                              Number of
                               Licenses          State
                              ---------          -----

                                  1             Alabama
                                  1             Colorado
                                  1             Florida
                                  2             Illinois
                                  1             Indiana
                                  1             Iowa
                                  1             Louisiana

                              Number of
                               Licenses          State
                              ---------          -----

                                  1             Missouri
                                  1             New Jersey
                                  1             Ohio
                                  2             Pennsylvania
                                  1             Texas
                                  2             Washington
                                  1             Wisconsin

         The Company has a standard License Agreement that it enters into with its licensees. While all licenses may not be completely uniform due to modifications made pursuant to negotiations with each licensee, in general, the License Agreements include the following provisions, among others:

o Licensees are permitted to use the Company's trademarks in a specified territory for the purpose of providing MCRs and other Company services.

o Licensees are provided with an operational manual and approximately a week of training in connection with using the Company's software and systems.

o The term of the License Agreement is generally three years unless earlier terminated and is automatically extended for another three years unless terminated by either party upon at least 60 days advance written notice. In addition, the Company (i) has the right to suspend services if the licensee fails to pay any amounts due pursuant to the License Agreement within 30 days, (ii) has the right to immediately terminate the license if the licensee utilizes any other mortgage credit reporting software, and (iii) has the right to compete with the licensee or grant other licenses in the licensee's territory if the licensee breaches any material term of the License Agreement.

o The License Agreements can require an initial fee based on the population of the licensee's territory, although such fee is waived in many instances. In addition, licensees are required to pay monthly fees as follows:


         (a) generally the greater of $700 or 5% of all gross billings of the licensee from MCRs or other Company services;


         (b) 3% of all gross billings in connection with any out-sourced "bundled services" provided by the Company; and


         (c) a communication fee to cover communication costs incurred by the Company.



         As to both franchisees and licensees, the Company provides access to its Technology Center (computer network system), updates to its software, hardware and software support, training and marketing support, and the right to use the Factual Data trademark and trade name. Some franchisees and licensees service states outside of their office location.


         In connection with the Company's consolidation plan, some System Affiliate's exclusive territory rights could be a hindrance to the plan since the Company will be required to purchase a System Affiliate, or wait until the expiration of the applicable agreement with the System Affilate, before expanding into, or acquiring a competitior, in the same territory.


         The Company presently operates two offices, both located in Colorado, which market services in the following jurisdictions: Alaska, Colorado, District of Columbia, Hawaii, Texas, Virginia, New Hampshire and West Virginia. Between the Company operated offices and System Affiliates, the Company believes it provides service to lenders in all states in the continental United States.

SUPPLIERS

         The Company relies heavily on the three national credit repositories -- Experian, Inc. TransUnion, Inc. and Equifax, Inc. -- and is on-line with these repositories 24 hours per day. Each repository credit file contains the following information which the Company accesses by computer modem:

         Identifying Information - name, address, former address, social security number, and employment.

         Credit History - balances and payment history of credit cards, finance companies, banks, mortgage loans, accounts referred for collection and accounts written off.

         Public Records - tax liens, civil judgments, bankruptcies, foreclosures.

         Inquiries - credit grantors or authorized parties are listed as inquiries when they have requested a copy of a credit file.

         The Company also obtains other information, such as criminal and motor vehicle history, from other third party suppliers from time to time. The Company pays each repository a fee per completed inquiry.

         New technology continues to be developed in the mortgage industry and by major lenders to facilitate underwriting capability through artificial intelligence systems. These systems require electronic information so that decisions can be completed in minutes. The Company is one of five credit vendors authorized to provide information to Freddie Mac's Loan Prospector underwriting system which utilizes this advanced technology. Other value added networks (private networks used to facilitate commercial communications) and systems are currently being developed or tested by the Company.

TECHNOLOGY CENTER

         The Company believes that the credit reporting industry will continue to move to automated operations driven by comprehensive computer software, hardware and communications programs and equipment. The Company is committed to maintaining and developing leading technology to increase its customer service. The following summarizes the Company's current technology.

         Hardware. The Company's Technology Center is the nerve center for customer and vendor communications. The Technology Center is designed to provide services faster and less expensively than many competitors. Since 1996, the Company has experienced minimal downtime at its Technology Center due to redundancy and on-line monitoring.

         Systems in the Technology Center are non-proprietary Windows 95 or Windows NT based Intel platforms. Each system has at least one backup, and can be repaired or replaced easily and cheaply. The server platform is Windows NT with a mirrored server that can replace the primary server in minutes if necessary. Backup power is available to the servers to ensure up to 45 minutes of uninterrupted power. Networking is achieved through four 100Base-TX backbone connections to four 3COM Network switches.

         The Company works closely with its vendors to ensure high speed and reliability. High-speed repository bureau lines allow it to pull up to 18,000 files per hour. The Company's systems automatically move to backup lines when necessary. System availability is monitored continuously, and a technical support specialist can be paged within 60 seconds if an outage is detected on either the primary or secondary systems.

         Service requests are delivered through the Company's computer system. This system offers high speed and high volume capabilities. Call capacity is greater than 10,000 calls per hour, up to the speed of the communications equipment of its customers. Redundancy is achieved by sending fully redundant connections to national hosts in Cheyenne, Wyoming as well as Amarillo, Texas. The Company is connected to its outside offices through use of the Internet. The Technology Center has primary and secondary Internet connections through two different Internet Service Providers ("ISP"). Each office has a primary dedicated connection to the Internet as well as a secondary dial-up connection through two separate ISPs. Data flowing to and from the Technology Center is secured by means of public key encryption technology and protected login passwords.

         Software. The Company uses proprietary software developed in-house over the past 13 years. The Company believes its proprietary software allows it to remain competitive in an increasingly competitive marketplace. The Company's software was originally written in 1984, and began full production use in 1985. From 1987 through 1997, the Company significantly developed and expanded its software capability including its ability to completely customize reporting forms to the various requirements of each customer. The Company has moved to Microsoft Visual Studio for the majority of its new programs. The Company employs 15 persons in its Technology Center of whom seven are software programmers, and the others are full-time hardware and telecommunications specialists.

COMPETITION

         The MCR industry is highly fragmented. The Company faces both direct and indirect competition for its services. There are a large number of companies engaged in the sale of one or more of the services offered by the Company, and the Company believes that this number will increase. A significant number of these competitors are small companies operating on a local scale while a limited number are large companies operating on a national scale. Management believes there are approximately 1,400 companies in the United States providing MCR services. Certain of these competitors, including The First American Financial Corp., CBC Companies, Inc., TransUnion Corporation, Equifax Credit Information Services, Inc., Informative Research and Credit Data Kingston, are significantly larger and have greater financial and marketing resources than the Company. The Company and its System Affiliates combined are believed by management to account for less than 10% of national MCRs delivered annually. The Company faces intense competition not only from the above sources, but various companies engaged in employment and tenant application verification services.

         The primary competitive factors in most of the Company's existing and contemplated related service areas are customer service, service accuracy, easy to read reports, technological sophistication and speed of delivery, price and name recognition. The Company believes that one of its most significant advantages is its software and communications technology. Management believes that the industry is moving towards an automated credit reporting system which mandates quick turnaround of reliable, user-friendly credit reports. The Company believes it has state-of-the-art technology which allows it to compete favorably in the credit reporting industry. In order to maintain this perceived advantage, the Company currently has 15 employees assigned to the development and maintenance of the Company's proprietary software and communications technology.

GOVERNMENT REGULATION AND PRIVACY ISSUES

         The Company is a "consumer reporting agency" within the meaning of that term as used in, and therefore is subject to, the provisions of the Fair Credit Reporting Act (referred to herein as the "FCRA") and is regulated by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act. Under the provisions of the FCRA, a consumer reporting agency may furnish a "consumer report" in response to the order of a court having jurisdiction or in accordance with written instructions of the consumer. Such information may also be furnished to a person the Company has reason to believe intends to use the information: (i) in connection with a credit transaction; (ii) for employment purposes; (iii) in connection with the underwriting of insurance;
(iv) in connection with a determination of the consumer's eligibility for a license or other benefit granted by a governmental instrumentality required by law; (v) as a potential investor or servicer or current insurer, in connection with a valuation of, or an assessment of the credit or prepayment risks associated with, an existing obligation; or (vi) to a person who otherwise has a legitimate business need for the information. The FCRA prohibits disclosure of obsolete information concerning a consumer. Obsolete information generally means information which is more than seven years old.

         The FCRA requires a consumer reporting agency to maintain reasonable procedures designed to ensure that the proscriptions on the use of obsolete information are not violated, and that the information contained in a consumer report is provided for a permissible purpose. In addition, a consumer reporting agency must follow reasonable procedures to assure maximum possible accuracy of the information concerning the consumer about whom the report relates. The FCRA also requires a consumer reporting agency, upon request from a consumer, to disclose all information about that consumer in its files, together with the source and the recipients of the information. In some cases, this information must be delivered to the consumer at no cost, and, in others, the agency may charge a reasonable fee.

         The FCRA provides that an investigative consumer report may not be prepared on any consumer unless (1) such consumer receives notice thereof in writing not later than three days after the date on which the report was first requested, which must include a statement, among others, that the consumer has the right to request complete disclosure of the nature and scope of the investigation requested, or (2) the report is to be used for employment purposes for which the consumer has specifically applied. The FCRA further provides that if the consumer requests disclosure of the information, the consumer reporting agency must make such disclosure in writing not later than five days after the date on which the request for disclosure was received. A consumer reporting agency may not be held liable for any violation of the FCRA provisions relating to investigative consumer reports if that agency shows by a preponderance of the evidence that at the time of the violation such agency maintained reasonable procedures to assure compliance with those provisions.
Of the Company's current services, employment and reference checks may be investigative consumer reports for purposes of the FCRA.

         The FCRA provides for civil liability sanctions against a consumer reporting agency by a consumer for willful or negligent noncompliance with the FCRA and criminal sanctions against officers and directors thereof who knowingly and willfully disclose information in a report to a person not authorized to receive the information.

         State laws also impact the Company's business. There are a number of states which have laws similar to the FCRA, and some states which have human rights laws much like the Americans with Disabilities Act ("ADA"). In addition, to the Company's knowledge, at least four states require companies engaged in investigative reporting, such as EMPfacts, to be licensed in order to conduct business within those states. A large number of states also regulate the type of information which can be made available to the public and/or impose conditions to the release of the information. For example some state laws prohibit access to certain types of information, such as workers' compensation histories or criminal histories, while others restrict access without a signed release from the subject of the report. In addition, many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information. Attempts have been made and will continue to be made by these groups to adopt new or additional federal and state legislation to regulate the use of personal information. Existing federal and/or state laws, future modifications thereto, or laws enacted in the future regulating consumer reporting agencies or access and use of personal information, in particular, and privacy and civil rights, in general, could materially adversely impact the Company's operations.

         The nature of the Company's business requires it to have certain licenses and qualifications to do business in various states. Management believes it has all material licenses, permits and qualifications necessary to the conduct of its business.

LEGAL CONSIDERATIONS

         Under general legal concepts and, in some instances, by specific federal or state statute, the Company could be held liable to customers and/or to the subjects of reports for inaccurate information prepared by the Company (which is not corrected after proper notice) or for misuse of the information. The FCRA contains civil liability provisions for willful and negligent noncompliance with its requirements. The FCRA further provides in effect that, except for liability for willful or negligent noncompliance with the FCRA and false information furnished with malice or willful intent to injure a consumer, neither a consumer reporting agency, any user of information nor any person who furnishes information to a consumer reporting agency will be liable to the consumer for defamation, invasion of privacy or negligence based on information provided on such consumer under the provisions of the FCRA.

         The Company has developed and implemented internal policies designed to help ensure that background information retrieved by it concerning a consumer is accurate and that it otherwise complies with the provisions of the FCRA. In addition, each customer of the Company is required to sign an agreement, wherein such customer agrees, among other matters, to accept responsibility for using information provided by the Company in accordance with the provisions of the FCRA and the ADA. The Company also has internal checks in place regarding access and release of such information. Additionally, the Company requires that all employees sign a written acknowledgment covering the proper procedures for handling confidential information.

SOFTWARE DEVELOPMENT COSTS

         The Company incurs research and development costs associated with the development and improvement of software utilized in its credit information and delivery system. In 1996, software development costs associated with internally developed software used to support System Affiliate revenues and information service sales were expensed as incurred by the Company.


         In 1997, the Company adopted the provisions of Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed for Internal Use." Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three years. Costs associated with upgrades and enhancements that result in additional functionally are capitalized. See Note 3 to the Consolidated Financial Statements for information concerning the Company's accounting policies for software costs.


INTELLECTUAL PROPERTY


         The Company has not yet adopted a formal intellectual property protection program, and currently relies on a combination of trademark, servicemark, copyright, trade secret and contract protection (licenses) to establish and protect its proprietary rights in its services and technology. There can be no assurance that such measures will provide meaningful protection to the Company. The Company currently maintains approximately 43 trademarks, servicemarks and copyrights all of which it believes are properly filed and recorded. The Company does not have any knowledge of infringement of its proprietary rights.


FACILITIES


         The Company relocated its corporate office to a new building in Loveland, Colorado on April 3, 1998 and commenced a 20 year operating lease at that facility. The lease calls for annual lease payments of the lesser of 11% of the total construction costs for the premises once completed or $236,000, plus applicable taxes, maintenance and insurance. The rent increases 15% every five years for the duration of the lease. The Company anticipates the space will be adequate to meet the Company's office requirements for the foreseeable future.


         The Company assumed the lease obligations of its franchisee, Mirocon, Inc., when it purchased the assets of Mirocon, Inc. on December 1, 1997. The lease requires monthly payments of $2,400 and expires on August 31, 2000. However, the Company plans on exercising a provision of the lease which allows early termination at the end of August 1998 upon the payment of $2,500.

INSURANCE

         The Company maintains commercial general liability and property insurance. The policy provides for a general liability aggregate limit of $2 million. In addition, the policy also provides for products/completed operations, business auto and personal property coverage.

EMPLOYEES

         The Company employs 37 persons on a full-time basis in its corporate headquarters in Ft. Collins, Colorado. There are no union or collective bargaining agreements between the Company and its employees and employee relations are considered by management to be excellent. Approximately 14 employees have been employed by the Company for five years or more. The Company retains consultants from time to time as needed.

HISTORY OF THE COMPANY

         Factual Data Corp was incorporated in the State of Colorado in 1985. The Company was established for the purpose of providing value added information services nationally to financial institutions primarily in the mortgage lending industry.

         In late 1986, the Company began its conversion from a manual operation to an automated processing system to reduce labor costs and speed the delivery of services from an average 3 to 4 day turnaround to a more aggressive 1 to 2 day turnaround for a typical MCR. In 1986 a single software engineer began work on the Company's software system for mortgage credit reporting. Today the Company has 15 employees assigned to the development and maintenance of the Company's software.

         The Company recognized the importance of having national coverage in order to compete for the larger national accounts while maintaining a local presence and individualized MCR services. With limited capital resources, the Company initially elected to franchise its MCR operations in order to achieve the goal of national coverage. The first franchise, located in Loveland, Colorado was sold in 1989. As of December 1, 1997, the Company, as part of its new acquisition plan, purchased the business of this franchisee. In 1992, the Company began licensing its proprietary software to existing consumer reporting agencies ("CRAs"). The Company discontinued selling franchises in late 1995 and continued to license its software and techniques to existing CRAs through 1997.

         In late 1996, a newly completed employment screening service, EMPfacts was introduced. EMPfacts services are used by employers for screening potential and current employees. Background checks include criminal records, professional license and education verifications, employment and residence verifications, worker's compensation, driver's license records, financial summaries and public records information. Substance abuse testing and psychological testing are provided through the use of third party services.

         The QUICKpeek Identifier was added to the EMPfacts services in late 1996. Placed on the customer's computer system, this Windows(TM) based software allows the customer on-line access to employment and residence history, social security number confirmation, fraud investigation, and financial and public records history.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of the Company are as follows:

Name                              Age                                        Position
----                              ---                                        --------
Jerald H. Donnan                  52                        Chairman of the Board, Chief Executive Officer and President

Marcia R. Donnan                  53                        Executive Vice President

Todd A. Neiberger                 33                        Chief Financial Officer and a Director

Russell E. Donnan                 33                        Vice President

James N. Donnan                   26                        Vice President and a Director

Robert J. Terry                   57                        Director

Abdul H. Rajput                   50                        Director


         The Company's Articles of Incorporation provide for a Board of Directors of not less than one nor more than seven directors. The current Board of Directors consists of five members. All directors hold office until the next annual meeting of shareholders, or until their successors have been elected. Officers serve at the discretion of the Board of Directors, except for Jerald H. Donnan and Marcia R. Donnan who are employed pursuant to employment agreements. See "--Employment Agreements" below.

         JERALD H. DONNAN, Chairman of the Board, Chief Executive Officer and President, has been with the Company since its incorporation in January 1985. He is responsible for oversight of corporate development and services, and is responsible for operations, technical development and policies and procedures. Mr. Donnan's early career experience includes 15 years with Avco Financial Services, Inc. where he was responsible for lending and collecting a multi-hundred million dollar portfolio and managing geographically diverse branches with many of employees. Mr. Donnan was a founding member and past president of the National Credit Reporting Association, a trade association founded to promote ethical standards and fair competition within the credit reporting industry.

         MARCIA R. DONNAN, Executive Vice President, has been with the Company since its incorporation in January 1985. She is responsible for compliance with the FCRA and all other federal, state and local laws as they apply to the gathering, processing and distribution of credit information. Staff training and education are also areas of her primary responsibility. Ms.

Donnan spent 15 years in credit reporting with Credit Information Systems (formerly Credit Bureau of Council Bluffs, Inc.) as operations manager, prior to co-founding Factual Data Corp. in 1985. Ms. Donnan is active in two credit reporting associations and she concluded a second term as a director of Associated Credit Bureaus, Inc. in January, 1997.

         TODD A. NEIBERGER, Chief Financial Officer and a Director, joined the Company in March 1995. Mr. Neiberger graduated from the University of Northern Colorado in 1987 with a degree in accounting. Mr. Neiberger has 10 years experience in staff, senior and management level positions with various public accounting firms. From 1994 through 1995, he served as the audit manager of Rickards & Co. P.C., and from 1991 through 1993 he served as the tax manager for Krutchen & Co., both Fort Collins, Colorado based certified public accounting firms. From 1988 through 1990 he was employed with Lemke, Feis & Co., P.C., a certified public accounting firm, as a staff and senior level accountant in the audit and tax department. Mr. Neiberger is a Certified Public Accountant and a member of the Colorado Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

         RUSSELL E. DONNAN, Vice President, has been employed by the Company since August 1993. He is responsible for technical project management for software and support services. Before coming to Factual Data Corp, he was a senior design engineer at Apple Computer in the Power Book division from February 1992 to August 1993. He is experienced in the super computer field and was previously employed by Convex Computer (1990-1992) and as a founding member and employee of Key Computer (1988-1990), now a subsidiary of Amdahl Corporation. Mr. Donnan graduated from Ohio State University in 1987 with a degree in electrical engineering.

         JAMES N. DONNAN, Vice President and a Director, has been employed by the Company on a full-time basis since 1994, and prior to that, on a part-time basis since 1986. He is responsible for management of the Company operated mortgage credit reporting production offices and EMPfacts employment screening operations. His duties also include overall sales, growth and customer service development. Mr. Donnan graduated from Colorado State University in 1994 with a degree in history.

         ROBERT J. TERRY has been a Director since February 1998. From February 1994 to his retirement in January 1998, Mr. Terry served as a director, president and chief operating officer of Mail-Well, Inc., a publicly traded envelope manufacturer and printing company. From January 1992 to February 1994, Mr. Terry served as executive vice president of Mail-Well Envelope, a subsidiary of Georgia Pacific. From June 1989 to December 1991, Mr. Terry served as regional vice president for Butler Paper in Englewood, Colorado. Mr. Terry obtained a Bachelor of Science degree in Business from DePaul University in 1963 and attended the Executive Program at the University of Michigan in 1988.

         ABDUL H. RAJPUT has been a Director since February 1998. Since 1991, Mr. Rajput has been employed in San Diego, California, by Bank of America, a federal savings bank, a subsidiary of Bank America Corp., where he currently holds the position of executive vice president, administrative services. Since 1990, Mr. Rajput has also owned and operated Factual Data Minnesota, Inc., one of the Company's franchises which operates in Minnesota and Iowa. From 1980 to 1989, Mr. Rajput was employed by Green Tree Financial Corp., St. Paul, Minnesota, initially as vice president and then senior vice president for administration. Mr. Rajput also serves on the board of directors of Security Pacific Housing Services, Inc. Mr. Rajput obtained a Bachelor of Science degree in Mathematics and a Master of Science degree in Statistics from the University of Sind, Pakistan, in 1968 and 1970, respectively.

         Russell and James Donnan are sons of Jerald and Marcia Donnan who are husband and wife.

DIRECTOR COMPENSATION

         Employee directors of the Company do not receive any fixed compensation for their services as directors while non-employee directors receive compensation of $7,500 annually plus a $500 travel allowance per calendar quarter. Messrs. Terry and Rajput, the Company's two non-employee directors, will each be issued options to purchase 5,000 shares of Common Stock upon the completion of this offering. See "--Stock Incentive Plan."

BOARD COMMITTEES

         The Company has two Committees, an Audit Committee and Compensation Committee. Messrs. Terry and Rajput, the two independent directors, serve on each committee. Mr. Jerald Donnan, President of the Company, also serves on each committee.

         The primary function of the Compensation Committee is to review and make recommendations to the Board with respect to the compensation, including bonuses, of the Company's officers and to administer the Stock Incentive Plan. The function of the Audit Committee is to review and approve the scope of audit procedures employed by the Company's independent auditors, to review and approve the audit reports rendered by the Company's independent auditors and to approve the audit fee charged by the independent auditors. The Audit Committee reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors.

EXECUTIVE COMPENSATION

         The following table sets forth compensation awarded by the Company to Jerald H. Donnan, its Chief Executive Officer and President, and Marcia R. Donnan, its Executive Vice President, for services rendered during fiscal 1995, 1996 and 1997. Jerald H. Donnan and Marcia R. Donnan are husband and wife. No person serving as an executive officer as of February 1, 1998 or any former officer received compensation in excess of $100,000 during the reported years.

                                                SUMMARY COMPENSATION TABLE

                                                                       Long Term Compensation
                                                                  --------------------------------
                                      Annual Compensation                Awards           Payouts
                                  ----------------------------    --------------------    --------
                                                                    Other
                                                      Annual      Restricted                              Other
                                                     Compens-       Stock                   LTP           Compen-
     Name and             Fiscal  Salary     Bonus    sation      Award(s)    Options/    Payouts         sation*
Principal Position        Year      (S)       (S)      ($)          ($)         SARs         ($)            (S)
------------------        ----    --------   ------  ---------    --------    --------    --------       -------
Jerald H. Donnan          1997    82,445       --      82,445         --          --         --            3,345
President, Chief          1996    48,031       --      48,031         --          --         --            3,300
Executive Officer         1995    45,000       --      45,000         --          --         --            3,350

Marcia R. Donnan          1997    93,773       --      93,773         --          --         --            3,173
Executive Vice            1996    89,217       --      89,217         --          --         --            5,217
President                 1995     4,742       --       4,742         --          --         --            1,342
------------------

*Consists of certain health and accident insurance benefits and automobile expense reimbursements.

EMPLOYMENT AGREEMENTS


         Jerald H. Donnan and Marcia R. Donnan are parties to three year employment agreements with the Company effective July 1, 1997. In addition to salaries of $99,600 (which increase to $111,600 in year two and $123,600 in year three if the Company has net income in those years), of each Mr. and Ms. Donnan are entitled to health and accident insurance benefits and certain automobile reimbursements. Both employment agreements also provide that if the employee is terminated due to a change in control of the Company, then they are entitled to severance pay equal to the product of 2.99 times the previous year's pay (including bonuses). The employment agreements contain customary provisions as to death, disability and termination for cause.


STOCK INCENTIVE PLAN

         In April 1997, the Company adopted the 1997 Stock Incentive Plan (the "Stock Incentive Plan"). The purpose of the Stock Incentive Plan is to provide continuing incentives to the Company's key employees, which may include officers and members of the Board of Directors. The Stock Incentive Plan provides for an authorization of 200,000 shares of Common Stock for issuance thereunder. Under the Stock Incentive Plan, the Company may grant to participants awards of stock options and restricted stock or any combination thereof.

         The Stock Incentive Plan is to be administered by the Compensation Committee of the Board of Directors composed of at least one disinterested member. Subject to the terms of the Stock Incentive Plan, the Compensation Committee determines, among other matters, the persons to whom awards are granted, the type of award granted, the number of shares granted, the vesting schedule, employment requirements or performance goals relating to restricted stock awards, the type of consideration to be paid to the Company upon exercise of options and the terms of any option (which cannot exceed ten years).

         Under the stock option component of the Stock Incentive Plan, the Company may grant both incentive stock options ("incentive stock options) intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options which are not qualified as incentive stock options; provided that incentive stock options cannot be granted to any participant who is not an employee of the Company. Stock options may not be granted at an exercise price of less than the fair market value of the Common Stock on the date of grant. The exercise price of incentive stock options granted to holders of more than 10% of the Common Stock must be at least 110% of the fair market value of the Common Stock on the date of grant, and the term of these options cannot exceed five years. Options granted under the Stock Incentive Plan are not transferable otherwise than by will or the laws of descent and distribution and, during the lifetime of the optionholder, options are exercisable only by such optionholder. In addition, outstanding options may not be exercised more than three months (but in no event beyond the expiration date of the option) after the optionholder ceases to be an employee of the Company, except that in the event of the death or permanent and total disability of the optionholder, the option may be exercised by the holder (or his estate, as the case may be) until the first to occur of the expiration of the option period or the expiration of one year after the date of death or permanent or total disability. The exercise price may be paid in cash, in shares of Common Stock (valued at fair market value at the date of exercise) by delivery of a promissory note or by a combination of such means of payment, as may be determined by the Compensation Committee.

         Upon a change in control (as defined in the Stock Incentive Plan) of the Company, all stock options granted under the Stock Incentive Plan will become exercisable in full, and all restricted stock grants will become immediately vested and any applicable restrictions will lapse. Also, in the event the number of outstanding shares of Common Stock is increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another company whether as the result of stock split, stock dividend, combination or exchange of shares, merger or otherwise, each share subject to an unexercised option shall be substituted for the number and kind of shares of stock into which each share of the outstanding Common Stock is to be changed for which each such share is to be exchanged and the option price shall be increased or decreased proportionately.

         Upon completion of this offering, the Company will grant and issue options to purchase up to 17,000 shares of Common Stock to 22 employees of the Company which will vest annually in one-third increments beginning on the first anniversary date of the grant of such options and options to purchase 10,000 shares of Common Stock to the two non- employee directors of the Company, all exercisable at the initial public offering price of the Common Stock offered herein.

LIFE INSURANCE POLICY

         The Company intends to obtain a Key Man term life insurance policy for $1,000,000 upon the life of Jerald H. Donnan following closing of the offering described herein. The death benefits under this policy will be payable in full to the Company.

CERTAIN TRANSACTIONS

         Jerald H. Donnan and Marcia R. Donnan personally guaranteed a $500,000 loan from a financial institution in 1995. No separate consideration was paid for such guarantee. The balance of the loan will be paid using a portion of the proceeds from this offering. See "Use of Proceeds."


         The Company has adopted a policy that future transactions between the Company and its officers, directors and 5% or more shareholders are subject to approval by a majority of the disinterested independent directors of the Company. Any such transactions will be on terms believed to be no less favorable than could be obtained from unaffiliated parties.


INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Company's Articles of Incorporation authorize the Company to indemnify its directors for certain breaches of fiduciary duty to the Company and its shareholders, and other liabilities, subject to certain limitations. Such indemnification does not apply to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of unlawful distributions to shareholders.

         The Company has also entered into indemnification agreements with all of its executive officers and directors. The agreements require the Company to indemnify such persons in all situations where indemnification is allowable by Colorado law, including partial indemnification if the person is only partially successful in the defense of a qualified proceeding. The agreements also require the Company to advance costs and expenses, subject to certain requirements of Colorado law, and to pay or reimburse such persons for costs and expenses relating to that person's serving as a witness in any proceeding relating to the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. Common Stock not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire shares within 60 days are treated as outstanding only when determining the amount and percentage of Common Stock owned by such individual. Each person has sole voting and sole investment power with respect to the shares shown except as noted.

                              Shares Beneficially                        Shares Beneficially
                                 Owned Prior to                              Owned After
                                   Offering(2)                                Offering
                             -------------------------               ---------------------------
Name(1)                       Number        Percent                    Number            Percent
----                          ------        -------                    ------            -------
Jerald H. Donnan              630,000        35%                       630,000             22.5%
Marcia R. Donnan              630,000        35                        630,000             22.5
Russell E. Donnan             270,000        15                        270,000              9.6
James N. Donnan               270,000        15                        270,000              9.6
Todd A. Neiberger                 ---        --                            ---               --
Robert J. Terry(3)              5,000         *                          5,000                *
Abdul H. Rajput(3)              5,000         *                          5,000                *

All officers and directors
as a group (seven persons)  1,810,000       100%                     1,810,000             60.1%
------------------

*        Less than 1%


(1) The address for each of the Donnans and Mr. Neiberger is 5200 Hahns Peak Drive, Loveland, Colorado 80538; the address for Mr. Terry is 5402 South Cottonwood Court, Greenwood Village, Colorado 80121; and the address for Mr. Rajput is Post Office Box 8310, Rancho Santa Fe, California 82067.


(2) Shares beneficially owned prior to this offering include an aggregate of 500,000 shares of Common Stock held in custody and subject to release to the Company's shareholders prior to the date hereof in 2003 or earlier upon the Company reaching certain performance objectives. For further information regarding the terms of such custody arrangement, see immediately below.

(3) Represents options to be issued upon the completion of this offering to purchase shares of Common Stock at $o per share which will be fully exercisable upon issuance.

CUSTODIAL SHARES

         As a condition to this offering, the Company's shareholders as of December 31, 1997, have been required to deposit an aggregate of 500,000 shares of Common Stock of the Company owned by such shareholders (on a pro-rata basis) in custody pursuant to a custody agreement with American Securities Transfer & Trust, Inc. and the Representative. The Common Stock deposited in the custody account will be subject to release to the shareholders upon the earlier of:
(i) the Company achieving pre-tax net income (excluding extraordinary items) of $3,000,000 in the four complete calendar quarters immediately subsequent to the date of this Prospectus; (ii) the Company achieving pre-tax net income (but excluding extraordinary items) of $8,000,000 in the four complete calendar quarters commencing one year after the date of this Prospectus; (iii) a merger or sale of all or substantially all of the Company's assets if such transaction is approved by the holders of a majority of the Company's outstanding shares not including shares held by parties to the custody agreement; or (iv) seven years after the date of this Prospectus. The determination of earnings per share will be made in accordance with generally accepted accounting principles and will be based upon the audited financial statements of the Company. The shares held in custody are not transferable or assignable, although they may be voted by the holder. The earnings levels set forth above were determined by negotiations between the shareholders and the Representative and should not be construed to imply or predict any future earnings by the Company. See "Underwriting" for information concerning an 18 month lock-up of all presently outstanding shares.

                           DESCRIPTION OF SECURITIES


UNITS



         Each Unit offered in this Prospectus is comprised of one share of Common Stock and one Redeemable Common Stock Purchase Warrant. The Common Stock and Warrants will be immediately separately transferable upon completion of the offering. There will be no separate market for the Units after this offering; accordingly, the Company has filed an application to have only the Common Stock and Warrants approved on the Nasdaq SmallCap Market.


COMMON STOCK

         The Company is authorized to issue 10,000,000 shares of Common Stock, of which 1,800,000 shares of Common Stock are currently issued and outstanding. Holders of shares of Common Stock are entitled to dividends as and when declared by the Company's Board of Directors from funds legally available therefor, and upon liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The Company has not paid any dividends to date nor does it anticipate paying any dividends on its Common Stock in the foreseeable future. It is the Company's present policy to retain earnings, if any, for use in the development and expansion of its business. The holders of shares of the Common Stock are entitled to one vote for each share held of record by them, and do not have the right to cumulate their votes for election of directors. The holders of shares of Common Stock do not have preemptive rights.

PREFERRED STOCK

         The Company is authorized to issue up to 1,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could aversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no present intention to issue any shares of its Preferred Stock, and no shares of Preferred Stock are currently outstanding.

WARRANTS

         One Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $o (130% of the initial offering price of the Common Stock) for a period of three years from the date hereof subject to the Company's redemption rights described below. The Warrants will be issued pursuant to the terms of a Warrant Agreement between the Company and American Securities Transfer & Trust, Inc. (the "Warrant Agent"). The Company has authorized and reserved for issuance the shares of Common Stock issuable on exercise of the Warrants. The Warrants are exercisable to purchase a total of 1,200,000 shares of Common Stock of the Company unless the Underwriters' over-allotment option relating to the Warrants is exercised, in which case the Warrants are exercisable to purchase a total of 1,380,000 shares of Common Stock.

         The Warrant exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants are subject to adjustment in the event of, among other events, a stock dividend on, or a subdivision, recapitalization or reorganization of, the Common Stock, or the merger or consolidation of the Company with or into another corporation or business entity.

         Commencing one year from the date of this Prospectus and until the expiration of the Warrants, the Company, in its discretion, may redeem outstanding Warrants, in whole but not in part, upon not less than 30 days' notice, at a price of $.05 per Warrant, provided that the closing bid price of the Common Stock equals or exceeds $o (150% of the Warrant exercise price) for 20 consecutive trading days. The redemption notice must be provided not more than five business days after conclusion of the 20 consecutive trading days in which the closing bid price of the Common Stock equals or exceeds $o per share. In the event the Company exercises its right to redeem the Warrants, the Warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder thereof will be entitled only to the redemption price.

         The Company must have on file a current registration statement with the Securities and Exchange Commission pertaining to the Common Stock underlying the Warrants in order for a holder to exercise the Warrants or in order for the Warrants to be redeemed by the Company. The shares underlying the Warrants must also be registered or qualified for sale under the securities laws of the states in which the Warrant holders reside. The Company intends to use its best efforts to keep the Registration Statement incorporating this Prospectus current, but there can be no assurance that such Registration Statement (or any other registration statement filed by the Company covering shares underlying the Warrants) can be kept current. In the event the Registration Statement covering the underlying Common Stock is not kept current, or if the Common Stock underlying the Warrants is not registered or qualified for sale in the state in which a Warrant holder resides, the Warrants may be deprived of any value.

         The Company is not required to issue any fractional shares of Common Stock upon the exercise of Warrants or upon the occurrence of adjustments pursuant to anti-dilution provisions. The Company will pay to holders of fractional interests an amount equal to the cash value of such fractional interests based upon the then-current market price of a share of Common Stock.

         The Warrants may be exercised upon surrender of the certificate representing such Warrants on or prior to the expiration date (or earlier redemption date) of such Warrants at the offices of the Warrant Agent with the form of "Election to Purchase" on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price by check payable to the order of the Company for the number of Warrants being exercised. Shares of Common Stock issued upon exercise of Warrants for which payment has been received in accordance with the terms of the Warrants will be fully paid and non-assessable.

         The Warrants do not confer upon the Warrantholder any voting or other rights of a shareholder of the Company. Upon notice to the Warrantholders, the Company has the right to reduce the exercise price or extend the expiration date of the Warrants. Although this right is intended to benefit Warrantholders, to the extent the Company exercises this right when the Warrants would otherwise be exercisable at a price higher than the prevailing market price of the Common Stock, the likelihood of exercise, and the resultant increase in the number of shares outstanding, may impede or make more costly a change in control of the Company.

ANTI-TAKEOVER PROVISIONS


         The Company's Articles of Incorporation and Bylaws (the "Incorporation Documents") contain provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. The Board of Directors of the Company is authorized, without action of its shareholders, to issue authorized but unissued Common and Preferred Stock. The existence of undesignated Preferred Stock and authorized but unissued Common Stock enables the Company to discourage or to make it more difficult to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. The Incorporation Documents provide further that (i) directors may be elected for three- year terms, with approximately one-third of the Board of Directors standing for election each year, (ii) to alter or repeal the staggered board provision or other measures in the Incorporation Documents relating to the matters listed in this paragraph, the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast by the holders of all stock entitled to vote in the election of directors is required, (iii) the unanimous vote of the Board of Directors or the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast by the holders of all stock entitled to vote in the election of directors is required to change the size of the Board of Directors, (iv) directors may only be removed with or without cause by holders of not less than two-thirds of all stock entitled to vote, (v) any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of such shareholders and may not be effected by consent in writing by such shareholders, and (vi) the affirmative vote of the holders of two-thirds of the Company's capital stock entitled to vote thereon is required to approve the merger, dissolution or sale of all or substantially all of the assets of the Company. The Company has also entered into employment agreements with its top two executive officers which require significant severance pay upon termination of employment with the Company due to a change in control of the Company. See "Management--Employment Agreements" and "Description of Securities--Preferred Stock."


LISTING


         The Company has filed an application to have the Common Stock and Warrants approved for quotation on the Nasdaq SmallCap Market on notice of issuance.


TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

         The transfer agent, Warrant Agent and registrar for the Company's Common Stock and Warrants is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, the Company will have outstanding 3,000,000 shares of Common Stock, assuming no exercise of the Warrants, the Underwriters' over-allotment options, the Representative's Options or any other options or warrants. Of these shares, the 1,200,000 shares of Common Stock sold in this offering will be freely tradeable without restriction or registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as defined in the rules and regulations promulgated under the Securities Act) will be subject to the resale limitations under Rule 144 under the Securities Act. The remaining 1,800,000 shares of outstanding Common Stock were issued and sold by the Company in private transactions and/or in reliance upon exemptions from registration under the Securities Act. Such shares may be sold only pursuant to an effective registration statement filed by the Company under the Securities Act, or an applicable exemption, including the exemption contained in Rule 144 of the Securities Act.

         In general, under Rule 144, a shareholder, including an affiliate of the Company, may sell shares of Common Stock after at least one year has elapsed since such shares were acquired from the Company or an affiliate of the Company. The number of shares of Common Stock which may be sold within any three-month period is limited to the greater of one percent of the then outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of the Company (and who has not been an affiliate of the Company for 90 days prior to the sale) and who has beneficially owned shares acquired from the Company or an affiliate of the Company for over two years may resell the shares of Common Stock without compliance with the foregoing requirements under Rule 144.

         The Company's existing shareholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock owned by them for a period of 18 months after the date of this Prospectus without the prior written consent of the Representative. A portion of the shares owned by existing shareholders is subject to a custody arrangement and may, under certain circumstances, be released as late as seven years after the date of this Prospectus. In the absence of agreements with the Representative, the outstanding restricted Common Stock could be sold in accordance with Rule 144 commencing 90 days from the date of this Prospectus.

         No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock or Warrants prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock or Warrants, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices of the Common Stock and Warrants.

                                  UNDERWRITING


         Subject to the terms and conditions of the Underwriting Agreement, the Underwriter named below, for which Schneider Securities, Inc. is acting as the representative (the "Representative") has agreed to purchase from the Company the number of Units set forth opposite their names, and will purchase the Units at the price to public less the underwriting discount set forth on the cover page of this Prospectus:



                                                                                        Number of
         Underwriter                                                                      Units
         -----------                                                                    ---------

         Schneider Securities, Inc.





                 Total                                                                  1,200,000
                                                                                        =========


         The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all securities offered hereby (other than those covered by the over-allotment options described below) if the Underwriters purchase any such securities.


         The Representative has advised the Company that the Underwriters propose to offer the securities offered hereby, initially together, directly to the public at the price to public set forth on the cover page of this Prospectus, and that it may allow to certain dealers which are members of the National Association of Securities Dealers, Inc., concessions not in excess of $o. After the offering of the securities to the public, the Underwriters may change the initial price to public and other selling terms, although no change in such terms will change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. The Representative has further advised the Company that the Underwriters do not intend to confirm sales to any accounts over which any of them exercises discretionary authority.


         The Company has agreed to pay the Representative a nonaccountable expense allowance of 3% of the aggregate public offering price of the securities offered, including Common Stock and Warrants sold on exercise of either over- allotment option, of which $30,000 has been previously paid to the Representative. The Company has also agreed to pay all expenses in connection with qualifying the securities offered hereby for sale under the laws of such states as the Representative may designate.

         The Company has granted the Underwriters options, exercisable for 45 days after the date of this Prospectus, to purchase up to 180,000 additional shares of Common Stock and/or Warrants at the same price as the initial securities offered. The Underwriters may purchase the Common Stock and Warrants solely to cover over-allotments, if any, in connection with the sale of the securities offered hereby.

         The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "1934 Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock or Warrants to be higher than they would otherwise be in the absence of such transactions.

         Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock or Warrants. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         The Company's existing shareholders have agreed not to offer, sell or otherwise dispose of any shares of capital stock owned by them for a period of 18 months after the date of this Prospectus without the prior written consent of the Representative.


         In connection with this offering, the Company will sell to the Representative for a total purchase price of $100, purchase options (the "Representative's Options") entitling the Representative or its assigns to purchase one share of Common Stock and one Warrant for each 10 shares and 10 warrants sold to the public (excluding the over- allotment options). The Representative's Options to purchase Common Stock and Warrants shall be exercisable commencing one year from the date of this Prospectus and shall expire five years from such date. The Warrants included in the Representative's Options will be identical in all respects to the public Warrants (i.e., one Warrant will be exercisable to purchase one share of Common Stock at the exercise price to be paid by the public during the three year term of the Warrants). The Representative's Options will contain certain anti-dilution provisions and provide for the cashless exercise of such options utilizing securities of the Company (which may include the implicit value of the Representative's Options or Warrants being surrendered). The exercise price of the Representative's Options to purchase Common Stock and Warrants is 120% of the public offering price or $o per share and $.12 per Warrant. The Company shall set aside and at all times have available a sufficient number of securities to be issued upon exercise of the Representative's Options. The Representative's Options and underlying securities will not be transferable to anyone for a period of one year after the date of this Prospectus, except to officers of the Representative, co-underwriters, selling group members and their officers or partners. Thereafter, the Representative's Options and underlying securities will be transferable provided such transfer is in accordance with the provisions of the Securities Act.

         Upon any solicited exercise of the Warrants after one year from the date of this Prospectus, the Company will pay the Representative a fee of 5% of the aggregate exercise price for Warrant exercises if (i) the market price of the Common Stock on the date the Warrant is exercised is greater than the then exercise price of the Warrant, (ii) the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc. as designated in writing on the Warrant Certificate subscription form (provided that any request for exercise will be presumed to be unsolicited unless the customer states in writing that the transaction was solicited and designates the broker-dealer to receive compensation); (iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the Warrant; and (iv) the solicitation of exercise of the Warrant was not in violation of Regulation M promulgated under the 1934 Act. A portion of the 5% fee may be reallowed by the Representative to participating broker-dealers.

         Regulation M under the 1934 Act, as amended, will prohibit the Representative from engaging in any market making activities with regard to the Company's securities during the period commencing as of the date on which the Representative becomes a participant in the solicitation of the exercise of Warrants until the termination of such solicitation activity. As a result, the Representative may be unable to make a market in the Company's securities during certain periods while the Warrants are exercisable.

         The Company and the Representative have entered into an agreement which provides that, if the Representative arranges for the purchase or sale of substantially all of the assets of the Company, or for a merger, consolidation or acquisition accepted by the Company during the five-year period commencing on the date of this Prospectus, the Representative will receive a fee based on a sliding scale ranging from 5% of the first $1 million of consideration and decreasing to 3% of the consideration in excess of $2 million.


         The Company and the Representative have entered into an agreement which provides that the Company and its affiliates must give the Representative a right of first refusal for a period of three years after the date of this Prospectus to purchase for its or their account, or to sell on behalf of the Company or its affiliates, any debt or equity securities of the Company (excluding bank indebtedness) or Common Stock owned by such selling affiliate.


         Prior to this offering, there has not been a public market for the Common Stock or Warrants. The public offering prices of the Common Stock and Warrants have been determined by arm's-length negotiation between the Company and the Representative. There is no direct relation between the offering price of the Common Stock and Warrants or the exercise price of the Warrants and the assets, book value or net worth of the Company. Among the factors considered by the Company and the Representative in pricing the securities offered were the results of operations, the current financial condition and future prospects of the Company, the experience of management, the amount of ownership to be retained by present shareholders, and the general condition of the economy and the securities markets.

         In connection with this offering, the Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and if such indemnification is unavailable or insufficient, the Company and the Underwriters have agreed to damage contribution arrangements based upon relative benefits received from this offering and relative fault resulting in such damages.

                                 LEGAL MATTERS

         The validity of the securities offered will be passed upon the Company by Jones & Keller, P.C., Denver, Colorado. Certain legal matters will be passed upon for the Representative by Berliner Zisser Walter & Gallegos, P.C., Denver, Colorado.

                                    EXPERTS

         The consolidated balance sheet of the Company at December 31, 1997, and the consolidated statements of income, shareholders' equity and cash flows for each of the two years ended December 31, 1996 and 1997 included in this Prospectus have been included herein in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

         The balance sheets of Mirocon, Inc. as of December 31, 1996 and November 30, 1997, and the statements of income, shareholders' equity and cash flows for the year ended December 31, 1996 and the eleven months ended November 30, 1997, have been included herein in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.


         The pro forma combined statements of income (loss) of the Company for the years ended December 31, 1996 and 1997 have not been audited or reviewed by the independent certified public accountants and they do not express an opinion or purport to give any other form of assurance on them.


                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission a Registration Statement (which term shall encompass any and all amendments thereto) on Form SB-2 (the "Registration Statement") under the Securities Act, with respect to the Common Stock and Warrants offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The

Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements regarding registrants that file electronically with the Securities and Exchange Commission. The address of this web site is (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, upon payment of the prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS



FACTUAL DATA CORP.

Independent Auditors' Report........................................................................................F - 2

Financial Statements

       Consolidated Balance Sheet...................................................................................F - 3

       Consolidated Statements of Income............................................................................F - 4

       Consolidated Statement of Changes in Shareholders' Equity....................................................F - 5

       Consolidated Statements of Cash Flows........................................................................F - 6

Notes to Consolidated Financial Statements..........................................................................F - 8

MIROCON, INC.

Independent Auditors' Report.......................................................................................F - 22

Financial Statements

       Balance Sheets..............................................................................................F - 23

       Statements of Income........................................................................................F - 24

       Statement of Changes in Shareholders' Equity................................................................F - 25

       Statements of Cash Flows....................................................................................F - 26

Notes to Financial Statements......................................................................................F - 27

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME .................................................................F - 31



                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders
Factual Data Corp.
Fort Collins, Colorado

We have audited the accompanying consolidated balance sheet of Factual Data Corp. and Subsidiaries as of December 31, 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Factual Data Corp. and Subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for the years ended December 31, 1996 and 1997 in conformity with generally accepted accounting principles.

As discussed in Note 3, during 1997 the Company changed its method of accounting for Costs of Computer Software Developed for Internal Use.




                                            Ehrhardt Keefe Steiner & Hottman PC
January 22, 1998
Denver, Colorado

                               FACTUAL DATA CORP.




                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997


                                                           ASSETS
Current assets
    Cash                                                                           $       396,752
    Accounts receivable, net (Note 7)...................................                   633,017
    Note receivable (Note 4)............................................                   117,160
    Prepaid expenses....................................................                     7,438
    Deferred tax asset (Note 10)........................................                    64,577
                                                                                   ---------------
        Total current assets............................................                 1,218,944

Property and equipment, net (Notes 5 and 7).............................                   995,907

Other assets (Notes 2 and 6)............................................                   649,234
                                                                                   ---------------

                                                                                   $     2,864,085
                                                                                   ===============

                                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes payable (Note 7)..............................................           $        16,140
    Current portion of long-term debt (Note 7)..........................                   282,396
    Accounts payable....................................................                   590,467
    Accrued payroll and expenses........................................                   152,513
    Income taxes payable................................................                    61,154
                                                                                   ---------------
        Total current liabilities.......................................                 1,102,670

Long-term debt (Note 7).................................................                   927,988

Deferred income taxes (Note 10).........................................                   186,354

Commitments (Note 11)

Shareholders' equity (Note 8)...........................................
    Common stock, 10,000,000 shares authorized; 1,800,000 issued and
     outstanding                                                                             2,500
    Retained earnings...................................................                   644,573
                                                                                   ---------------
        Total shareholders' equity......................................                   647,073
                                                                                   ---------------

                                                                                   $     2,864,085
                                                                                   ===============


                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                       CONSOLIDATED STATEMENTS OF INCOME



                                                                For the Years Ended
                                                                    December 31,
                                                             --------------------------
                                                                1996            1997
                                                             -----------    -----------
Revenue
    System affiliates ....................................   $ 1,446,559    $ 1,950,668
    Information services .................................     2,066,254        734,946
    Proceeds from the sale of Company operated territories
      (Note 12) ..........................................       480,000        714,365
    Training, license and other ..........................        16,000        119,692
                                                             -----------    -----------
        Total revenue ....................................     4,008,813      3,519,671
                                                             -----------    -----------

Operating Expenses
    Costs of services provided ...........................     2,123,357      1,301,085
    Costs of Company operated territories ................        31,302        506,101
    Selling, general and administrative ..................     1,412,974        916,521
                                                             -----------    -----------
        Total operating expenses .........................     3,567,633      2,723,707
                                                             -----------    -----------

Income from operations ...................................       441,180        795,964

Other income (expense)
    Other income .........................................        29,437         28,806
    Interest expense .....................................      (108,919)       (77,497)
                                                             -----------    -----------

Income before income taxes ...............................       361,698        747,273

Income tax expense (Note 10) .............................        78,063        244,339
                                                             -----------    -----------

Net income ...............................................   $   283,635    $   502,934
                                                             ===========    ===========

Basic earnings per share .................................   $       .16    $       .28
                                                             ===========    ===========

Weighted average shares outstanding ......................     1,800,000      1,800,000
                                                             ===========    ===========


                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997



                                                                                                           Total
                                                       Common Stock (Note 8)    Stock        Retained    Shareholders'
                                                       --------------------- Subscriptions    Earnings       Equity
                                                        Shares      Amount     Receivable    (Deficit)    (Deficit)
                                                       ---------   ---------   ---------    ---------    ---------

Balance at December 31, 1995 .......................   1,800,000   $   2,500   $    (500)   $(141,996)   $(139,996)

Net income for the year ended December 31, 1996 ....          --          --          --      283,635      283,635
                                                       ---------   ---------   ---------    ---------    ---------

Balance at December 31, 1996 .......................   1,800,000       2,500        (500)     141,639      143,639

Collection of stock subscription ...................          --          --         500           --          500

Net income for the year ended December 31, 1997 ....          --          --          --      502,934      502,934
                                                       ---------   ---------   ---------    ---------    ---------

Balance at December 31, 1997 .......................   1,800,000   $   2,500   $      --    $ 644,573    $ 647,073
                                                       =========   =========   =========    =========    =========

                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                For the Years Ended
                                                                                    December 31,
                                                                           --------------------------
                                                                               1996           1997
                                                                           -----------    -----------
Cash flows from operating activities
   Net income ..........................................................   $   283,635    $   502,934
                                                                           -----------    -----------
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization ....................................       246,540        355,084
      Deferred income taxes ............................................        57,670        128,867
      Basis of non-current assets of territories sold ..................        31,302        391,330
      Issuance of note receivable for sale of company operated territory
                                                                              (230,000)            --
      Changes in operating assets and liabilities
         Accounts receivable ...........................................       141,437       (325,503)
         Prepaid expenses ..............................................        (1,668)        10,217
         Other assets ..................................................            --        (23,460)
         Accounts payable ..............................................      (106,224)       111,590
         Accrued payroll, payroll taxes and expenses ...................       (63,411)        24,275
         Accrued taxes and other .......................................        20,386         30,017
                                                                           -----------    -----------
                                                                                96,032        702,417
                                                                           -----------    -----------
             Net cash provided by operating activities .................       379,667      1,205,351
                                                                           -----------    -----------

Cash flows from investing activities
   Purchase of property and equipment ..................................      (111,882)      (592,868)
   Proceeds from sale of property and equipment ........................        11,687         29,504
   Payments received on note receivable ................................            --        185,000
   Increase in note receivable .........................................            --        (72,160)
   Acquisition of a business ...........................................            --        (50,000)
                                                                           -----------    -----------
             Net cash provided by (used in) investing activities .......      (100,195)      (500,524)
                                                                           -----------    -----------

Cash flows from financing activities
   Line-of-credit, net .................................................        66,000        (66,000)
   Principal payments on long-term debt ................................      (341,481)      (255,078)
   Collection from common stock subscription ...........................            --            500
   Deferred offering costs incurred net of accounts payable ............            --        (36,491)
                                                                           -----------    -----------
             Net cash used in financing activities .....................      (275,481)      (357,069)
                                                                           -----------    -----------

Net increase in cash ...................................................         3,991        347,758

Cash, at beginning of period ...........................................        45,003         48,994
                                                                           -----------    -----------

Cash, at end of period .................................................   $    48,994    $   396,752
                                                                           ===========    ===========

Continued on following page.


                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Continued from previous page.


Supplemental disclosure of cash flow information:

         Interest paid on borrowings for the years ended December 31, 1996 and 1997 was $108,919 and $78,578, respectively.

Supplemental disclosure of non-cash investing and financing activities:
         During 1996, the Company received a note receivable of $230,000 related to the sale of certain fixed assets and Company operated territory rights which had a total purchase price of $480,000.

         During 1997, the Company financed fixed assets purchases totaling $50,918 with notes payable.

         During 1997, the Company incurred $61,739 in offering costs that were included in accounts payable.

         During 1997, the Company acquired a business for a cost of $50,000 cash and a note payable of $468,919 (Note 2).


                See notes to consolidated financial statements.

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Factual Data Corp was incorporated in the state of Colorado in 1985. The Company was established for the purpose of providing information services nationally to financial lending institutions primarily in the mortgage lending industry. In April of 1997, the shareholders of Factual Data Corp (Predecessor) and Lenders Resources, Inc. (Affiliate) exchanged all of their outstanding shares of common stock in exchange for 1.8 million shares of common stock in a newly formed holding company Factual Data Corp. (Successor).

The Company provides information services to lenders from its Company operated offices and 65 franchised and licensed offices located in 45 states. Franchised and licensed offices of the Company are referred to as system affiliates and related revenue derived from such system affiliates is referred to as system affiliate revenues.

In exchange for system affiliate revenue from its system affiliates, the Company provides certain on-going services that include sophisticated technology systems, training, marketing/sales assistance, management, techniques, and policy and procedure manuals.

The Company's sophisticated technology platforms used to develop new products and services allowed the Company to begin providing employee background information under EMPfactsSM and QuickPeek IdentifierSM reports for employers and landlords.

Principles of Consolidation




The Company's consolidated financial statements include the accounts of Factual Data Corp. and Lenders Resources Incorporated. All intercompany accounts and transactions have been eliminated in consolidation.


Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. As of the balance sheet date, balances of cash and cash equivalents at financial banking institutions exceeded the federally insured limit by $247,308. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company had no cash equivalents at December 31, 1997.

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

In the normal course of business, the Company extends unsecured credit to virtually all of its customers and system affiliates related to providing information services. The Company's customers and system affiliates are located throughout the United States.

Because of the credit risks involved, management has provided an allowance for doubtful accounts of $4,000 which reflects its opinion of amounts which will eventually become uncollectible. In the event of complete nonperformance by the Company's customers or system affiliates, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets which range from three to fifteen years.

Intangible Assets

Intangible assets are stated at cost, and consist of goodwill, customer lists, covenants not to compete and deferred offering costs. Goodwill and customer lists are amortized using the straight-line method over fifteen years. Covenants not to compete are amortized over the life of the agreements, which extend over five years.

Deferred offering costs consist of costs associated with the Company's proposed initial public offering. These costs will be netted against the proceeds of the offering if successful or charged to expense if the offering is unsuccessful.

Software Development Costs

In 1996, software development costs associated with internally development software used to support system affiliate revenues and information service sales were expensed as incurred by the Company.


In 1997, the Company adopted the provisions of Statement of Position 98-1 "Accounting for Costs of Computer Software Developed for Internal Use". Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three years. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

*** INSERT F9A ****

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred income taxes result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences result primarily from depreciation of fixed assets, amortization of intangibles and accrued vacation.

Revenue Recognition

System Affiliate

Pursuant to the various franchise and license agreements, network affiliates are required to pay the Company royalties based on a percentage of sales. In addition, territories providing EMPfactsSM services are required to pay $100 per month for national advertising conducted by the Company.

Royalties as allowed by the franchise and license agreements are accrued based on the percentage of adjusted gross billings, as reported by system affiliates and are included in accounts receivable.

Advertising fees paid to the Company are included in the Company's balance sheet. At December 31, 1997, the Company had collected fees in excess of the amount expended for advertising by approximately $22,000.

Information Services


The Company recognizes revenue generated from mortgage credit reports and other information services when the information has been provided to the customer, as substantially all required services have been performed. The services represent revenue earned through Company owned locations.


Initial Territory License Fees


Initial territory license fees are recognized as revenue when all material services and conditions required to be performed by the Company are substantially completed, which is generally when the territory commences operations. Initial territory license fees collected by the Company before all material services and conditions are substantially performed are recorded as deferred territory license revenue. The Company received and recognized as revenue $0 and $44,000 in initial territory license fees in 1996 and 1997, respectively, and did not receive any initial franchise fees in 1996 or 1997.

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Software License Fees

The Company recognizes revenue from the licensing of computer software when the customer accepts the configured master. Subsequent to customer acceptance, the Company has no significant post contract support obligations.

Advertising Costs

The Company expenses advertising and promotional expenses as incurred.

Valuation of Long-Lived Assets

The Company assesses valuation of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, prepaid expenses, accounts payable and accrued expenses approximate their fair values as of December 31, 1997 because of the relatively short maturity of these instruments.

The carrying amounts of notes payable and debt outstanding also approximate their fair values as of December 31, 1997 because interest rates on these instruments approximate the interest rate on debt with similar terms available to the Company.

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic Earnings Per Share

The Company computes earnings per share in accordance with Statement of Financial Accounting Standard No. 128. The Company has presented only basic earnings per share as it had no dilutive potential common shares outstanding during 1996 or 1997. Basic earnings per share has been computed based on the weighted average number of shares outstanding.

Reclassifications

Certain reclassifications have been made to the financial statements for the year ended December 31, 1996 to conform with the 1997 presentation.


NOTE 2 - ACQUISITION OF ASSETS

Effective December 1, 1997, the Company purchased the assets of its Loveland franchise, Mirocon, Inc. The results of operations of Mirocon, Inc. from December 1, 1997 to December 31, 1997 have been included in the 1997 financial statements. The acquisition has been accounted for under the purchase method of accounting.

The purchase price totaled $519,419 which has been allocated to the assets purchased based on the fair market values on the date of acquisition, as follows:


     Computer equipment.................................................           $        19,200
     Furniture and fixtures.............................................                     4,800
     Non-compete agreement..............................................                    50,000
     Customer lists.....................................................                   445,419
                                                                                   ---------------
                                                                                           519,419
     Notes payable less discount of $1,081..............................                  (469,419)
                                                                                   ---------------

     Cash paid at closing...............................................           $        50,000
                                                                                   ===============


                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - ACQUISITION OF ASSETS (CONTINUED)

The following table depicts the historical and unaudited pro forma results of the Company's 1997 acquisition.

                                                                                                       (Unaudited)
        Year Ended                   Recorded                                                          Consolidated
    December 31, 1996               Amounts (1)       Mirocon            Total        Adjustments(3)      Total
------------------------------   ---------------   --------------   ---------------   --------------   ----------
Revenue ......................   $     4,008,813   $      935,727   $     4,944,540   $      (72,290)  $4,872,250
                                 ===============   ==============   ===============   ==============   ==========

Net income after taxes .......   $       283,635   $       53,580   $       337,215   $       16,041   $  353,256
                                 ===============   ==============   ===============   ==============   ==========

Basic earnings per share .....   $           .16   $          .03   $           .19   $          .01   $      .20
                                 ===============   ==============   ===============   ==============   ==========

                                                                                                       (Unaudited)
       Year Ended                   Recorded                                                          Consolidated
    December 31, 1997               Amounts (1)      Mirocon (2)        Total         Adjustments (3)    Total
-----------------------------    ===============   ==============   ===============   ==============   ==========

Revenue......................    $     3,519,671   $      904,587   $     4,424,258   $      (54,265)  $4,369,993
                                 ===============   ==============   ===============   ==============   ==========


Net income after taxes.......    $       502,934   $       68,432   $       571,366   $       26,302   $  597,668
                                 ===============   ==============   ===============   ==============   ==========

Basic earnings per share.....    $           .28   $          .03   $           .31   $          .02   $      .33
                                 ===============   ==============   ===============   ==============   ==========



(1) Includes the results of operations for Factual Data Corp. for the year ended December 31, 1997 and 1996, respectively.


(2)  Represents activity for the eleven months ended November 30, 1997.

(3) Adjustments relate to amortization of the non-compete agreement and customer lists, officers' salaries and bonuses, franchise fee expense, and interest expense on acquisition debt which would have been required had the Company completed the acquisition as of January 1, 1996.


NOTE 3 - CHANGE IN ACCOUNTING POLICY


In 1997 the Company adopted Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed for Internal Use". The Company expends significant capital on internally developed software that is used to support operations of both sales of services to financial lending institutions as well as support for System Affiliates. This SOP encourages early adoption but does not allow retroactive restatement of previously issued financial statements. Accordingly, management believes that adoption of SOP 98-1 in a year prior to its initial public offering (IPO) would be more informative to users of financial statements rather than in a period after its IPO. The effect of the change was to increase 1997 net income by approximately $200,000 or $.11 per common share. Had the Company adopted SOP 98-1 in 1996, net income would have been increased by approximately $178,000 to $461,813 or $.26 per common share.

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - NOTES RECEIVABLE

Notes receivable consists of the following:

                                                                           December 31,
                                                                               1997
                                                                           ------------
Note receivable related to the sale of operating territory;
 18% interest rate, balance due on or before June 30, 1998 ............... $     45,000

Note receivable from a corporation, interest rate at 8%; due on demand ...       72,160
                                                                           ------------

                                                                           $    117,160
                                                                           ============


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                           December 31,
                                                                               1997
                                                                           ------------
       Computer equipment and software.................................... $    960,415
       Furniture and fixtures.............................................      575,732
       Software development costs.........................................      452,915
       Leasehold improvements.............................................       20,938
       Vehicles...........................................................      132,496
                                                                           ------------
                                                                              2,142,496
           Less accumulated depreciation..................................   (1,146,589)
                                                                           ------------

                                                                           $    995,907
                                                                           ============



NOTE 6 - OTHER ASSETS

Other assets consist of the following:

                                                                           December 31,
                                                                               1997
                                                                           ------------
       Deposits and other................................................. $     39,276
       Customer lists (Note 2)............................................      445,419
       Goodwill...........................................................        9,040
       Covenant not to compete (Note 2)...................................       50,000
       Deferred offering costs and other..................................      110,730
                                                                           ------------
                                                                                654,465
           Less accumulated amortization..................................       (5,231)
                                                                           ------------

                                                                           $    649,234
                                                                           ============


                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - NOTES PAYABLE

Line-of-Credit

                                                                                          December 31,
                                                                                             1997
                                                                                          -----------
The Company has a $100,000 line-of-credit. The line-of-credit expires on May 5, 1998 and accrues interest at the bank's index rate (10% at
December 31, 1997). The line is collateralized by substantially all the assets of one of the Company's subsidiaries and is personally guaranteed by officers of the
Company.......................................................................            $         -

Unsecured note payable to an individual, monthly payment of interest
only of 10%. Due on demand. ..................................................                 16,140
                                                                                          -----------

                                                                                          $    16,140
                                                                                          ===========


Long-Term Obligations

                                                                                          December 31,
                                                                                             1997
                                                                                          -----------
Long-term debt obligations consist of the following:

Unsecured note payable to a corporation incurred in the acquisition of a business. Note is payable in the following terms; $50,000 (Note 2)
principal payment on January 15, 1998, five principal payments of
$7,000 each commencing on February 1, 1998 and ending on June 1, 1998.
Interest begins accruing June 1, 1998 at a rate of 8%. Monthly payments of $8,396 for interest and principal through January 2003.
The contract contains a clause which states that if Factual Data Corp.
closes an initial public offering, the corporation receives the lesser of $160,250 or any unpaid principal and interest on the note at the
time of the closing ..........................................................            $   469,419

Note payable to a financial institution, monthly principal and interest payments of $7,102 through December 2005. Interest at 2.75%
over New York prime (Prime was 8.5% at December 31, 1997). The note is collateralized by accounts receivable, inventory and equipment. The note is also personally guaranteed by certain
shareholders .................................................................                435,035

Unsecured note payable to a corporation, monthly principal and interest payments of $6,000 through November 1999. Interest at
10.50% .......................................................................                150,896


                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - NOTES PAYABLE (CONTINUED)

Long-Term Obligations (continued)

                                                                                          December 31,
                                                                                             1997
                                                                                          -----------
Unsecured note payable to a individual, monthly principal payments are the greater of $750 or 5% of gross billable revenue of a certain corporate-owned franchise with the balance due August 31, 2002.
Interest at 8.5% .............................................................                 61,619

Unsecured note payable to a former franchisee, monthly principal and interest payments of $5,000 through September 1998. Interest is at
5.5% .........................................................................                 43,986

Various notes payable to financial institutions. Monthly principal and interest payments ranging from $394 to $1,578. Interest rates vary from 6.85% to 11%. Notes mature at various times ranging from April
1997 to June 2001. Notes are collateralized by certain fixed assets
and automobiles ..............................................................                 49,429
                                                                                          -----------
                                                                                            1,210,384
  Less current portion                                                                       (282,396)
                                                                                          -----------

                                                                                          $   927,988
                                                                                          ===========


As of December 31, 1997, future maturities of long-term debt are as follows:

                                                                        Long-term
                                                                           Debt
                                                                       -----------
     Year ending December 31,

          1998..............................................           $   282,396
          1999..............................................               229,556
          2000..............................................               149,113
          2001..............................................               155,292
          2002..............................................               161,241
          Thereafter........................................               232,786
                                                                       -----------

          Total long-term obligations.......................           $ 1,210,384
                                                                       ===========


                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - SHAREHOLDERS' EQUITY


In April 1997, predecessor and affiliate, (two entities, owned 100% by direct family members) merged with a new entity, Factual Data Corp. (Successor). The combination has been accounted for as a reorganization of companies under common control. The combination has been accounted for in a manner similar to a pooling of interests in that the assets and liabilities are transferred at historical cost and the result of operations reflect the combination as if it occurred January 1, 1996. Four shareholders were issued 1,800,000 shares of voting common stock in exchange for their voting common stock in both original entities. All shares and per share amounts have been restated to reflect this reincorporation as of January 1, 1996.


Stock Option Plan

Management of the Company is currently in the process of adopting a stock option plan whereby the Board of Directors can issue both tax qualified and nonqualified options to officers, employees, consultants and others. Under the plan, 200,000 shares of the Company's stock would be reserved for options to be issued in the future. At December 31, 1997, no options have been granted under the plan.

Subsequent to year end options to acquire 27,000 shares of common stock at $5.00 per share have been issued to employees of the Company.


NOTE 9 - BUSINESS SEGMENTS


Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 31, 1996 and 1997. Total revenue in one business segment includes information services which represent sales by Company operated territories, in another segment, system affiliate revenue and training, license, and other revenues and the third segment is sales of Company operated territories, as reported in the Company's consolidated financial statements.


Identifiable assets by business segment are those assets used in the Company's operation of each segment.


                                                                        System Affiliates
                                                                          and License,    Sales of Company
                                                          Information     Training and       Operated
                                                           Services          Other          Territories        Totals
                                                          ------------    ------------      -----------    ------------
December 31, 1996
   Net sales.........................................     $  2,066,254    $  1,462,559      $   480,000    $  4,008,813
   Cost of services and territory sales..............     $  1,223,251    $    900,106      $    31,302    $  2,154,659
   Gross profit......................................     $    843,003    $    562,453      $   448,698    $  1,854,154

   Total assets......................................     $    981,755    $    537,504      $   240,031    $  1,759,290
   Depreciation and amortization.....................     $    136,995    $     37,068      $    72,477    $    246,540
   Capital expenditures..............................     $     21,289    $     90,593      $       --     $    111,882


                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - BUSINESS SEGMENTS (CONTINUED)


                                                                    System     Sales of
                                                                  Affiliates   Company
                                                    Information      and        Owned
                                                      Services     Training   Territories     Totals
                                                     ----------   ----------  -----------   ----------
December 31, 1997
    Net sales ....................................   $  734,946   $2,070,360   $  714,365   $3,519,671
    Cost of services and territory sales .........   $  236,640   $1,064,445   $  506,101   $1,807,186
    Gross profit .................................   $  498,306   $1,005,915   $  208,264   $1,712,485

    Total assets .................................   $1,364,049   $1,500,036   $       --   $2,864,085
    Depreciation and amortization ................   $  111,100   $  214,824   $   29,160   $  355,084
    Capital expenditures .........................   $    2,069   $  590,799   $       --   $  592,868



NOTE 10 - INCOME TAXES

Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized.

The components of the provision for income tax expense for the year ended December 31, 1996 and 1997 are as follows:

                                                     December 31,
                                                  --------------------
                                                   1996         1997
                                                  -------     --------
     Current ................................     $20,393     $115,472
     Deferred ...............................      57,670      128,867
                                                  -------     --------

                                                  $78,063     $244,339
                                                  =======     ========


The deferred income tax assets and liabilities result primarily from differing depreciation and amortization periods of certain assets, research and development credits, and the recognition of certain expenses for financial statement purposes and not for tax purposes.

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - INCOME TAXES (CONTINUED)

The net current and long-term deferred tax assets (liabilities) in the accompanying balance sheet include the following items:

                                                    December 31,
                                                        1997
                                                     ---------
     Current deferred tax asset ..................   $  75,853
     Current deferred tax liability ..............     (11,276)
                                                     ---------

                                                     $  64,577
                                                     =========

     Long-term deferred tax asset ................   $      --
     Long-term deferred tax liability ............    (186,354)
                                                     ---------

                                                     $(186,354)
                                                     =========


The Company has research and development credit carryforwards of approximately $31,000 at December 31, 1997, which if unused will expire in 2001.

Rate Reconciliation

The reconciliation of income tax expense by applying the Federal statutory tax rates to the Company's effective income tax rate is as follows:

                                                                                 December 31,
                                                                                -------------
                                                                                1996     1997
                                                                                ----     ----
     Federal statutory rate ...............................................     34.0%    34.0%
     State tax on income, net of federal income tax benefit ...............      3.3      3.3
     Federal surtax exemption .............................................     (5.3)      --
     Research tax credits .................................................     (6.5)    (3.6)
     Other, net ...........................................................     (4.0)    (1.0)
                                                                                ----     ----

                                                                                21.5%    32.7%
                                                                                ====     ====

                               FACTUAL DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - COMMITMENTS

In 1996, the Company leased office space for its corporate owned franchise locations under operating lease agreements which provide for the payment of rent totaling approximately $1,900 per month. Rent expense under these operating leases totaled $23,795 during the year ended December 31, 1996. These franchises were sold January 1, 1997.

The Company leases its corporate office space under an operating lease agreement which provides for the payment of $6,735 per month. This lease expires April 1998, at which time the corporate office will relocate to a nearby office and begin a 20 year operating lease. The new corporate office lease calls for annual payments of the lesser of 11% of the total construction costs for the premise once completed or $236,000. The rent increases 15% every 5 years for the duration of the lease. This lease expires approximately May of 2018. Rent expense under all operating leases totaled $149,823 and $147,452 for the years ended December 31, 1996 and 1997, respectively.

The Company assumed the lease obligations for Mirocon, Inc. when it acquired the operating assets on December 1, 1997. The facility lease calls for monthly payments of $2,427 and expires on August 31, 2000. If the Company defaults on this lease, the seller of the franchise is contingently liable. The Company intends on relocating the office of Mirocon, Inc. to its new corporate office in April 1998. In conjunction with its relocation the Company intends to exercise its buyout option under the Mirocon, Inc. office lease effective September 1, 1998 for approximately $2,500.

Future minimum annual lease payments are as follows:

     Year Ended December 31,


          1998.............................        $  198,634
          1999.............................           255,507
          2000.............................           245,798
          2001.............................           226,378
          2002.............................           226,378
          Thereafter.......................         4,603,874
                                                   ----------

                                                   $5,756,569
                                                   ==========



NOTE 12 - SALE OF TERRITORIES

In January 1996, the Company sold its Indiana territory it has started in 1992. The sales price was $480,000, of which $250,000 was paid in cash and the balance in a note receivable. The required payments on the note balance, as amended, were due and paid by September 1997. The purchaser acquired fixed assets with a net book value of $31,302, as well as the customer base, the ongoing business and a license to operate in the territory. Of the $480,000 sale price, $125,000 was allocated to the fixed assets. The balance relates to goodwill and customer lists.

In January 1997, the Company sold its Texas territories which were reacquired by the Company from certain franchisees from 1990 to 1995. The sales price was $714,000 which was paid in cash. The purchaser acquired accounts receivable of $115,000, net intangibles of $276,000, and net fixed assets of $115,000.

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders
Mirocon, Inc.
Loveland, Colorado

We have audited the accompanying balance sheets of Mirocon, Inc. as of December 31, 1996 and November 30, 1997, and the related statements of income, changes in shareholders' equity and cash flows the year ended December 31, 1996 and for the eleven months ended November 30, 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirocon, Inc. as of December 31, 1996 and November 30, 1997 and the results of their operations and their cash flows the year ended December 31, 1996 and for the eleven months ended November 30, 1997 in conformity with generally accepted accounting principles.




                                             Ehrhardt Keefe Steiner & Hottman PC

January 13, 1998
Denver, Colorado

                                  MIROCON, INC.


                                 BALANCE SHEETS


                                                                                    December 31,  November 30,
                                                                                        1996         1997
                                                                                    ------------  ------------
                                     ASSETS
Current assets
    Cash and cash equivalents .....................................................   $378,557      $194,793
    Accounts receivable (net of allowance for doubtful
     accounts of $0 (1996) and $10,427 (1997)) ....................................     74,450       125,755
                                                                                      --------      --------
        Total current assets ......................................................    453,007       320,548

Property and equipment (Note 2) ...................................................         --         7,000

Other assets
    Intangible assets, net (Note 3) ...............................................      5,426         3,868
                                                                                      --------      --------
        Total other assets ........................................................      5,426         3,868
                                                                                      --------      --------

                                                                                      $458,433      $331,416
                                                                                      ========      ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Advances from shareholders (Note 4) ...........................................   $108,923      $     --
    Accounts payable ..............................................................     25,278        31,284
    Accrued payroll, payroll taxes and expenses ...................................     19,242        35,363
                                                                                      --------      --------
        Total current liabilities .................................................    153,443        66,647

Commitments (Notes 5 and 6)

Shareholder's equity
    Capital stock, no par value, 50,000 shares authorized,
     20,000 shares issued and outstanding in 1996 and 1997 ........................     87,741        87,741
    Retained earnings .............................................................    217,249       177,028
                                                                                      --------      --------
        Total shareholders' equity ................................................    304,990       264,769
                                                                                      --------      --------

                                                                                      $458,433      $331,416
                                                                                      ========      ========

                       See notes to financial statements.

                                 MIROCON, INC.

                              STATEMENTS OF INCOME

                                                                                         For the
                                                                    For the Year          Eleven
                                                                      Ended             Months Ended
                                                                    December 31,        November 30,
                                                                       1996                 1997
                                                                     ---------           ---------
Revenue
    Information services .....................................       $ 935,727           $ 904,587
                                                                     ---------           ---------
        Total revenue ........................................         935,727             904,587
                                                                     ---------           ---------

Operating Expenses
    Costs of services provided ...............................         392,490             340,422
  Selling, general and administrative ........................         463,582             468,973
                                                                     ---------           ---------
        Total operating expenses .............................         856,072             809,395
                                                                     ---------           ---------

Income from operations .......................................          79,655              95,192

Other income (expense)
    Other income .............................................           2,394               8,240
    Interest expense .........................................            (469)                 --
                                                                     ---------           ---------

Net income ...................................................          81,580             103,432

Pro forma adjustment - provision for income taxes (Note 1)....          28,000              35,000
                                                                     ---------           ---------

Pro forma net income .........................................       $  53,580           $  68,432
                                                                     =========           =========

Pro forma basic earnings per share ...........................       $    2.68           $    3.42
                                                                     =========           =========

Weighted average number of shares outstanding ................          20,000              20,000
                                                                     =========           =========


                       See notes to financial statements.

                                 MIROCON, INC.


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                            Common Stock
                                                       -----------------------     Retained
                                                        Shares         Amount      Earnings         Total
                                                       ---------     ---------     ---------      ---------
Balance - December 31, 1995 ......................        20,000     $  87,741     $ 237,452      $ 325,193

1996 shareholder distributions ...................            --            --      (101,783)      (101,783)

Net income for the year ..........................            --            --        81,580         81,580
                                                       ---------     ---------     ---------      ---------

Balance - December 31, 1996 ......................        20,000        87,741       217,249        304,990

1997 shareholder distributions ...................            --            --      (143,653)      (143,653)

Net income for the year ..........................            --            --       103,432        103,432
                                                       ---------     ---------     ---------      ---------

Balance - November 30, 1997 ......................        20,000     $  87,741     $ 177,028      $ 264,769
                                                       =========     =========     =========      =========



                       See notes to financial statements.

                                 MIROCON, INC.


                            STATEMENTS OF CASH FLOWS


                                                                                                            For the
                                                                                    For the Year             Eleven
                                                                                       Ended              Months Ended
                                                                                    December 31,          November 30,
                                                                                        1996                   1997
                                                                                   --------------         ------------
Cash flows from operating activities
   Net income...........................................................           $       81,580         $    103,432
                                                                                   --------------         ------------
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization.....................................                    3,555                2,258
      Changes in operating assets and liabilities.......................
         Accounts receivable, net.......................................                   16,152              (51,305)
         Accounts payable...............................................                    2,627                6,006
         Accrued payroll, payroll taxes and expenses....................                   (1,263)              16,121
                                                                                   --------------         ------------
                                                                                           21,071              (26,920)
                                                                                   --------------         ------------
             Net cash provided by operating activities..................                  102,651               76,512
                                                                                   --------------         ------------

Cash flows from investing activities
   Capital expenditures.................................................                       --               (7,700)
                                                                                   --------------         ------------
             Net cash used in investing activities......................                       --               (7,700)
                                                                                   --------------         ------------

Cash flows from financing activities
   Advances from (repayment to) shareholders, net.......................                      143             (108,923)
   Distributions to shareholders........................................                 (101,783)            (143,653)
                                                                                   --------------         ------------
             Net cash used in financing activities......................                 (101,640)            (252,576)
                                                                                   --------------         ------------

Net increase (decrease) in cash and cash equivalents....................                    1,011             (183,764)

Cash and cash equivalents, at beginning of period.......................                  377,546              378,557
                                                                                   --------------         ------------

Cash and cash equivalents, at end of period.............................           $      378,557         $    194,793
                                                                                   ==============         ============



Supplemental disclosure of cash flow information:
         Interest paid during the year was $469 for 1996 and $0 for 1997.


                       See notes to financial statements.

                                  MIROCON, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mirocon, Inc. (Mirocon) was incorporated in the state of Colorado in 1989. The Company was established for the purpose of providing information services to financial lending institutions primarily in the mortgage lending industry in the Northern Colorado area under the Factual Data trade name through a license agreement.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers highly liquid short-term instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 1996 and November 30, 1997, balances of cash and cash equivalents at financial banking institutions exceeded the federally insured limit by $139,173 and $62,502, respectively.

Accounts Receivable

In the normal course of business, the Company extends unsecured credit to virtually all of its customers for information services. The Company's customers are located in the Northern Colorado area.

Because of the credit risks involved, management has provided an allowance for doubtful accounts which reflects its opinion of amounts which will eventually become uncollectible. In the event of complete non-performance by Mirocon's customers, the maximum exposure to Mirocon is the outstanding accounts receivable balance at the date of non-performance.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using accelerated methods based on the estimated useful lives of the assets which range from three to seven years.

Intangible Assets

The goodwill and non-compete agreement were acquired when the current shareholders purchased the licensed territory and other related assets in 1989. The non-compete agreement was amortized over 3 years, the length of the agreement. Goodwill is recorded as the difference between net assets and the related purchase price and was amortized over the estimated useful life of five years. The EMPfacts license represents fees paid to the licensor for the rights to use basic EMPfacts and/or CORPdata software systems and management services provided by the licensor.

                                  MIROCON, INC.

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to income taxes as a separate entity. Income or loss of the Company is required to be included in the income tax returns of the shareholders.

Included in the statement of operations are pro forma income tax adjustments computed using the statutory rates in effect, which represent the federal and state tax provisions that would have been required had the Company been taxed as a C-corporation. Mirocon's effective statutory rate based on pretax income was 34% for both the year ended December 31, 1996 and the eleven months ended November 30, 1997.

Revenue Recognition

Information Service

Mirocon recognizes revenue generated from mortgage credit reports and other information services when the information has been provided to the customer, as substantially all required services have been performed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, accounts payable, accrued expenses, and advances from shareholders approximate their fair values as of December 31, 1996 and November 30, 1997 because of the relatively short maturity of these instruments.

                                  MIROCON, INC.

                          NOTES TO FINANCIAL STATEMENTS



NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                           December 31,    November 30,
                                                              1996           1997
                                                            ---------      ---------
     Furniture and fixtures ...........................     $  29,445      $  29,445
     Computer equipment and software ..................        59,582         67,282
     Computer software ................................        28,457         28,457
                                                            ---------      ---------
                                                              117,484        125,184
         Less accumulated depreciation ................      (117,484)      (118,184)
                                                            ---------      ---------

                                                            $      --      $   7,000
                                                            =========      =========


NOTE 3 - INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                           December 31,  November 30,
                                                              1996          1997
                                                            --------      --------
     EMPfacts license .................................     $  8,500      $  8,500
     Covenant not to compete ..........................       60,000        60,000
     Goodwill .........................................        2,500         2,500
     Loan origination fees ............................          958           958
     Organization costs ...............................          780           780
     Other intangibles ................................        4,238         4,238
                                                            --------      --------
                                                              76,976        76,976
         Less accumulated amortization ................      (71,550)      (73,108)
                                                            --------      --------

                                                            $  5,426      $  3,868
                                                            ========      ========


NOTE 4 - ADVANCES FROM SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The advances from shareholders represents the shareholder's personal funds advanced to Mirocon to be used for working capital as needed. The balance of the advances was $108,923 at December 31, 1996 with the full balance being repaid in 1997.

                                  MIROCON, INC.

                          NOTES TO FINANCIAL STATEMENTS



NOTE 5 - COMMITMENTS

The Company entered into a lease agreement for its office space on September 1, 1990. The lease expires August 31, 2000 and the Company is currently paying $2,427 per month. The Company's lease has been assumed by the purchasor in conjunction with the sale of primarily all operating assets of the Company (Note
7); however, the Company remains contingently liable under the assignment of the lease. The purchaser of the Company's operating assets intends to exercise the buyout option under the lease assumed effective September 1, 1998 for approximately $2,500.

Future minimum rental payments under the lease commitments are as follows:

       Fiscal Year
       -----------
          1998........................................        $      29,130
          1999........................................               29,130
          2000........................................               19,420
                                                              -------------

                                                              $      77,680
                                                              =============


NOTE 6 - PROFIT SHARING PLAN

The Company provides a SEP IRA profit sharing program for its employees. In order to receive the profit sharing annual contribution, employees must work full time for the calendar year.

The Company contributed $6,018 and $4,100 for 1996 and 1997, respectively.


NOTE 7 - SUBSEQUENT EVENTS

Effective December 1, 1997, the Company sold primarily all operating assets for a total purchase price of $519,419 which consisted of a $50,000 cash payment at closing and a note receivable of $469,419. The sale also included a covenant not to compete with the acquirer for a period of five years.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME (LOSS)



The following unaudited pro forma combined statements of income (loss) for the years ended December 31, 1996 and 1997, give effect to the business combination of Factual Data Corp. and Mirocon, Inc. effective January 1, 1996, including the related pro forma adjustments described in the notes thereto as well as the sale of the Texas territory effective January 1, 1996. The transaction between Factual Data Corp. and Mirocon, Inc. has been accounted for as a combination of companies under the purchase method. A separate Proforma combined balance sheet is not included as the acquisition took place December 1, 1997 and is included in the historical balance sheet of Factual Data Corp. at December 31, 1997. The unaudited pro forma combined statements of income (loss) also reflect the sale of the Texas territory effective January 1, 1997 as if the territory sale took place January 1, 1996. These pro forma statements are not necessarily indicative of the results of operations as they might have been had the transaction become effective on the above mentioned date.



The pro forma combined statements of income (loss) for the year ended December 31, 1997 and 1996 include the results of operations of Factual Data Corp. and Mirocon, Inc.



The unaudited pro forma combined statements of income (loss) should be read in conjunction with the separate historical financial statements and notes thereto of Factual Data Corp. and Mirocon, Inc.

            UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME (LOSS)

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)


                                                                           Factual
                                                                           Data(1)        Mirocon          Total
                                                                        ------------    ------------    ------------
Revenue
   System affiliates...............................................     $  1,446,559    $         --    $  1,446,559
   Information services............................................        2,066,254         935,727       3,001,981
   Proceeds from the sale of Company operated territories..........          480,000              --         480,000
   Training, license and other.....................................           16,000              --          16,000
                                                                        ------------    ------------    ------------
     Total revenue.................................................        4,008,813         935,727       4,944,540

Operating Expenses
   Costs of services provided......................................        2,123,357         392,490       2,515,847
   Costs of Company operated territories...........................           31,302              --          31,302
   Selling, general and administrative.............................        1,412,974         463,582       1,876,556
                                                                        ------------    ------------    ------------
     Total operating expenses......................................        3,567,633         856,072       4,423,705

Income (loss) from operations......................................          441,180          79,655         520,835

Other income (expense)
   Other income....................................................           29,437           2,394          31,831
   Interest expense................................................         (108,919)           (469)       (109,388)
                                                                        ------------    ------------    ------------

Income (loss) before income taxes..................................          361,698          81,580         443,278

Income tax expense (benefit).......................................           78,063          28,000         106,063
                                                                        ------------    ------------    ------------

Net income (loss)..................................................     $    283,635    $     53,580    $    337,215
                                                                        ============    ============    ============

Basic earnings (loss) per share....................................             0.16             .03            0.19
                                                                        ============    ============    ============

Weighted average pro forma shares outstanding......................        1,800,000                       1,800,000
                                                                        ============                    ============




                                                                               Pro Forma Adjustments
                                                                       --------------------------------------
                                                                         Texas          Mirocon Acquisition
                                                                       Territories     ----------------------      Pro Forma
                                                                         Sold(7)        Debit        Credit        Combined
                                                                       -----------     ---------    ---------    ------------
Revenue
   System affiliates...............................................    $        -- (2) $  72,290           --    $  1,374,269
   Information services............................................     (1,471,154)           --           --       1,530,827
   Proceeds from the sale of Company operated territories..........             --            --           --         480,000
   Training, license and other.....................................             --            --           --          16,000
                                                                       -----------     ---------    ---------    ------------
    Total revenue..................................................     (1,471,154)       72,290           --       3,401,096

Operating Expenses
   Costs of services provided......................................       (735,776)           -- (2)   72,290       1,707,781
   Costs of Company operated territories...........................             --            --           --          31,302
   Selling, general and administrative.............................             -- (5)    39,695 (3)   93,000       1,823,251
                                                                       -----------     ---------    ---------    ------------
     Total operating expenses......................................       (735,776)       39,695      165,290       3,562,834

Income (loss) from operations......................................       (735,378)      111,985      165,290        (161,238)

Other income (expense)
   Other income....................................................             --            --           --          31,831
   Interest expense................................................             -- (4)    29,000           --        (138,388)
                                                                       -----------     ---------    ---------    ------------

Income (loss) before income taxes..................................       (735,378)      140,985      165,290        (267,795)

Income tax expense (benefit).......................................       (250,029)(6)   (47,935)(6)   56,199        (135,702)
                                                                       -----------     ---------    ---------    ------------

Net income (loss)..................................................     $ (485,349)    $  93,050    $ 109,091    $   (132,093)
                                                                        ==========     =========    =========    ============

Basic earnings (loss) per share....................................            (27)          .05          .06            (.07)
                                                                        ==========     =========    =========    ============

Weighted average pro forma shares outstanding......................                                                 1,800,000
                                                                                                                 ============

           UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME  (LOSS)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)





                                                                          Factual
                                                                           Data (1)       Mirocon          Total
                                                                        ------------    ------------    ------------
Revenue
   System affiliates...............................................     $  1,950,668    $         -     $  1,950,668
   Information services............................................          734,946         904,587       1,639,533
   Proceeds from the sale of Company operated territories..........          714,365              -          714,365
   Training, license and other.....................................          119,692              -          119,692
                                                                        ------------    ------------    ------------
     Total revenue.................................................        3,519,671         904,587       4,424,258
                                                                        ------------    ------------    ------------

Operating Expenses
   Costs of services provided......................................        1,301,085         340,422       1,641,507
   Costs of Company operated territories...........................          506,101              -          506,101
   Selling, general and administrative.............................          916,521         468,973       1,385,494
                                                                        ------------    ------------    ------------
     Total operating expenses......................................        2,723,707         809,395       3,533,102

Income from operations.............................................          795,964          95,192         891,156

Other income (expense).............................................
   Other income....................................................           28,806           8,240          37,046
   Interest expense................................................          (77,497)             -          (77,497)
                                                                        ------------    ------------    ------------

Income before income taxes.........................................          747,273         103,432         850,705

Income tax expense (benefit).......................................          244,339          35,000         279,339
                                                                        ------------    ------------    ------------

Net income.........................................................     $    502,934    $     68,432    $    571,366
                                                                        ============    ============    ============

Basic earnings per share...........................................             0.28             .03            0.31
                                                                        ============    ============    ============

Weighted average pro forma shares outstanding......................        1,800,000                       1,800,000
                                                                        ============                    ============




                                                                             Pro Forma Adjustments
                                                                        --------------------------------        Pro Forma
                                                                           Debit              Credit           Combined
                                                                        ------------        ------------     -------------
Revenue
   System affiliates............................................... (2) $     54,265        $         -      $   1,896,403
   Information services............................................               -                   -          1,639,533
   Proceeds from the sale of Company operated territories..........               -                   -            714,365
   Training, license and other.....................................               -                   -            119,692
                                                                        ------------        ------------     -------------
     Total revenue.................................................           54,265                  -          4,369,993
                                                                        ------------        ------------     -------------

Operating Expenses
   Costs of services provided......................................               -         (2)   54,265         1,587,242
   Costs of Company operated territories...........................               -                   -            506,101
   Selling, general and administrative............................. (5)       39,695        (3)  105,547         1,319,642
                                                                        ------------        ------------     -------------
     Total operating expenses......................................           39,695             159,812         3,412,985

Income from operations.............................................           93,960             159,812           957,008

Other income (expense).............................................
   Other income....................................................               -                   -             37,046
   Interest expense................................................ (4)       26,000                  -           (103,497)
                                                                        ------------        ------------     -------------

Income before income taxes.........................................          119,960             159,812           890,557

Income tax expense (benefit)....................................... (6)      (40,786)       (6)   54,336           292,889
                                                                        ------------        ------------     -------------

Net income.........................................................     $     79,174        $    105,476     $     597,668
                                                                        ============        ============     =============

Basic earnings per share...........................................             .04                  .06              0.33
                                                                        ===========         ============     =============

Weighted average pro forma shares outstanding......................                                              1,800,000
                                                                                                             =============

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME



The acquisition of the operating assets of Mirocon, Inc., included property and equipment, a non-compete agreement and customer lists for a total purchase price of $519,419. Factual Data Corp. issued a note payable for $469,419 and paid $50,000 cash at closing. The purchase price has been allocated as follows:

                  Asset Category                     Valuation
          ---------------------------------       ---------------
          Property and equipment...........       $        24,000
          Non-compete agreement............                50,000
          Customer lists...................               445,419
                                                  ---------------

                                                  $       519,419
                                                  ===============


The following adjustments are related to the business combination between Factual Data Corp. and Mirocon, Inc.


1. Excludes the results from the Indiana territory which was sold effective January 1, 1996 and excludes the results of the Texas territories in 1997 as these territories were sold effective January 1, 1997.

2.   To eliminate royalty and franchise fees.

3. To eliminate officer's salaries and bonus, for a Mirocon officer who did not continue employment with Factual Data Corp. and was not replaced.

4. To record interest expense on acquisition debt, which reflects an 8% annual rate.

5.   To record amortization expense on non-compete agreement and customer list.

6.   Pro-forma income tax adjustment at the statutory rate of 34%.

7. To reflect the direct operating revenues and costs which would have been eliminated had the Texas territory been sold effective January 1, 1996. No adjustments have been made to general and administrative costs for the reduction to the level of support required in Company operated territories.

================================================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                              TABLE OF CONTENTS

                                                                                                                  PAGE
                                                                                                                  ----
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 6
Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                14
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                15
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                16
Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                16
Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                17
Management's Discussion and Analysis of Financial Condition
 and Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                19
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                27
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                46
Principal Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                52
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                54
Shares Eligible for Future Sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                57
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                58
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                62
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                62
Additional Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                62
Index to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               F-1


    UNTIL o, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OR WARRANTS, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




================================================================================

                                1,200,000 UNITS
                                 consisting of
                              1,200,000 SHARES of
                                  COMMON STOCK
                                      and
                              1,200,000 REDEEMABLE
                             COMMON STOCK PURCHASE
                                    WARRANTS


                               FACTUAL DATA CORP.


                                ________________

                                   PROSPECTUS
                                ________________


                           SCHNEIDER SECURITIES, INC.

                                APRIL * , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus contained in this Registration Statement.

ITEM 24.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Bylaws requires the Registrant to indemnify, to the fullest extent authorized by applicable law, any person who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or other action or proceeding instituted or threatened by reason of the fact that he is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director of officer of another corporation, partnership, joint venture, trust or other enterprise.

         The Registrant's Articles of Incorporation provides that, to the fullest extent permitted by Colorado law, directors and officers of the Registrant shall not be liable to the Registrant or any of its shareholders for damages caused by a breach of fiduciary duty by such director or officers.

         Sections 7-109-102 and 103 of the Colorado Business Corporation Act ("CBCA") authorize the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorney's fees) judgments, fines and amounts paid in settlement and reasonably incurred in connection with any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of actions by or in the right of the corporation, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and if such officer or director shall not have been adjudged liable to the corporation, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director also had no reasonable cause to believe his conduct was unlawful.

         All executive officers and directors of the Company have entered into indemnification agreements with the Company which provide for certain defense costs and reimbursements.

         The above discussion of the Registrant's Articles of Incorporation, bylaws the CBCA and the indemnification agreements is only a summary and is qualified in its entirety by the full text of each of the foregoing.

         Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, in which each Underwriter agrees, under certain circumstances, to indemnify the directors and officers of the Registrant and certain other persons against certain civil liabilities.

         The Company is in the process of receiving quotes for a Directors' and Officers' Liability Insurance policy. The terms of such a policy, if obtained, will be disclosed by amendment.

ITEM 25.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee and the National Association Securities Dealers, Inc. and Nasdaq SmallCap Market filing fees, are estimated:


         Commission registration fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   5,677
         National Association of Securities Dealers, Inc. filing fee  . . . . . . . . . . . . . . . . . . . .       2,425
         Nasdaq SmallCap Market filing fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7,500
         Representative's Non-Accountable Expense Allowance . . . . . . . . . . . . . . . . . . . . . . . . .     183,600
         Printing expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      80,000
         Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      80,000
         Accounting fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     100,000
         Blue sky fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      20,000
         Transfer agent fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5,000
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      56,798
                                                                                                                 --------

                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $541,000
                                                                                                                 ========


ITEM 26.         RECENT SALES OF UNREGISTERED SECURITIES

         On June 1, 1997, the Registrant issued 1,800,000 shares of its Common Stock to its four founders (i.e., Jerald H., Marcia R., Russell E. and James N. Donnan) in exchange for all of their shares of FDC Group, Inc. and Lenders Resource Incorporated. Both of these companies are now wholly owned subsidiaries of the Registrant. Information with respect to the exchange issuance, the only issuance by the Registrant during the past three years, is as follows:

         (a)     Common Stock was issued on June 1, 1997 as follows:


                         Name                 Number of Shares
                         ----                 ----------------
                 Jerald H. Donnan                   630,000
                 Marcia R. Donnan                   630,000
                 Russell E. Donnan                  270,000
                 James N. Donnan                    270,000



         (b) The above persons are the founding family members of the Registrant; no underwriter was involved in the issuances described above.

         (c) The shares were issued in exchange for shares of two family corporations, i.e., Factual Data Corp founded by them in 1985 and Lenders Resource Incorporated founded by them in 1994.



         (d) The Registrant believes the issuances to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 ("Act") by virtue of Section 4(2) thereof as a transaction not involving a public offering and being the formation of a private company by four family members not needing the protection of the registration provisions of the Act.


         Contemporaneous with the completion of the offering described herein, the Registrant will issue options to purchase 17,000 shares of the Registrant's Common Stock to 22 of its employees and options to purchase 10,000 shares to the two independent directors of the Company.


         No underwriters were involved in these transactions. The issuances were or will be made in transactions exempt from the requirements of Section 5 of the Securities Act, pursuant to Section 4(2) thereof. With regard to the Registrant's reliance upon such exemption, the Company made certain inquiries to establish that such issuances qualified for the exemption. The Registrant further obtained a representation from each purchaser/recipient of his or her intent to acquire the securities for purposes of investment only and not with a view toward any distribution or public resale, and each of the certificates representing the securities has been embossed with a restrictive legend restricting transfer of the securities.

ITEM 27.         EXHIBITS

         The following exhibits have been previously filed or filed herewith:

         1.1     Revised form of Underwriting Agreement.(2)

         1.3     Form of Selected Dealers Agreement.(1)

         1.4     Revised form of Warrant Exercise Fee Agreement.(3)

         1.5     Form of Custody Agreement.(1)

         3.1     Restated and Amended Articles of Incorporation.(2)

         3.2     Amended Bylaws of the Registrant.(2)

         4.1     Specimen Common Stock Certificate of the Registrant.(3)

         4.2     Specimen Warrant Certificate of the Registrant.(3)

         4.3     Form of Representative's Option for the Purchase of Common
                 Stock.(2)

         4.3A Revised form of Representative's Option for the Purchase of Warrants.(2)

         4.4     Form of Warrant Agreement.(1)

         5.1 Form of opinion of Jones & Keller as to the legality of the issuance of the Common Stock and Warrants.(2)

         10.1 Office Lease between FDC Office I, LLC and Lenders Resource Incorporated dated August 14, 1997 and as amended December 26, 1997.(1)

         10.2 Registrant's 1997 Stock Incentive Plan, as amended, with form of Stock Option Agreement.(1)

         10.3    Employment Agreement with Jerald H. Donnan.(1)

         10.3A Amendment to the Employment Agreement of Jerald H. Donnan dated March 31, 1998.(3)

         10.4    Employment Agreement with Marcia R. Donnan.(1)

         10.4A Amendment to the Employment Agreement of Marcia R. Donnan dated March 31, 1998.(3)

         10.5    Form of Indemnification Agreement.(1)

         10.6A   Form of Franchise Agreement.(1)

         10.6B   Form of License Agreements.(1)

         10.6C   Credit Reporting Service Agreement with Trans Union
                 Corporation.(1)

         10.6D Agreement for Service--Consumer Reporting Agencies with Equifax Credit Information Services, Inc.(1)

         10.6E Reseller Services Agreement with Experian Information Solutions, Inc.(1)

         10.6F Assets Purchase Agreement between the Company and Mirocon, Inc. dated December 1, 1997.(1)

         10.6G Flood Zone Determination Agreement between the Company and GE Capital Corporation dated February 19, 1996.(1)

         10.6H Asset Purchase Agreement between Factual Data Corp and C B Unlimited, Inc. regarding the Indiana Territory.(2)

         10.6I Purchase Agreement by and between Landmark Financial Services, Inc. and Factual Data Corp. regarding the Texas
                 Territories.(2)

         21.     Subsidiaries of the Registrant.(1)

         23.1    Consent of Ehrhardt Keefe Steiner & Hottman PC.(2)

         23.2    Form of consent of Jones & Keller, P.C. (filed as part of
                 Exhibit 5.1).(2)

--------------------
(1)      Previously filed.
(2)      Filed herewith.
(3)      To be filed by amendment.


         ITEM 28.         UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by a final adjudication of such issue.

         The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and (iii) to include any additional or changed material information with respect to the plan of distribution.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (6)     The undersigned Registrant hereby undertakes that it will:

                 (a) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time it was declared effective.

                 (b) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Pre- effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Fort Collins, State of Colorado, on this 8th day of April, 1998.


                                        FACTUAL DATA CORP.


                                        By: /s/ Jerald H. Donnan
                                            --------------------------------
                                                Jerald H. Donnan, President


         Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



            Signature                                   Title                              Date
            ---------                                   -----                              ----
  By:/s/ Jerald H. Donnan                        Chairman of the Board of               April 8, 1998
     ---------------------------------------     Directors, President and Chief
     Jerald H. Donnan                            Executive Officer (Principal
                                                 Executive Officer)

  By:/s/ Todd Neiberger                          Chief Financial Officer and a          April 8, 1998
     ----------------------------------------    Director (Principal Financial and
     Todd Neiberger                              Accounting Officer)

  By:/s/ James N. Donnan                         Vice President and a Director          April 8, 1998
     --------------------------------------
     James N. Donnan


  By:                                            Director                               April *, 1998
     ----------------------------------------
     Robert J. Terry

  By:                                            Director                               April *, 1998
     ----------------------------------------
     Abdul H. Rajput

                                 EXHIBIT INDEX

 1.1          Revised form of Underwriting Agreement.(2)

 1.3          Form of Selected Dealers Agreement.(1)

 1.4          Revised form of Warrant Exercise Fee Agreement.(3)

 1.5          Form of Custody Agreement.(1)

 3.1          Restated and Amended Articles of Incorporation.(2)

 3.2          Amended Bylaws of the Registrant.(2)

 4.1          Specimen Common Stock Certificate of the Registrant.(3)

 4.2          Specimen Warrant Certificate of the Registrant.(3)

 4.3          Form of Representative's Option for the Purchase of Common
              Stock.(2)

 4.3A Revised form of Representative's Option for the Purchase of Warrants.(2)

 4.4          Form of Warrant Agreement.(1)


 5.1 Form of opinion of Jones & Keller as to the legality of the issuance of the Common Stock and Warrants.(2)

 10.1         Office Lease between FDC Office I, LLC and Lenders Resource
              Incorporated dated August 14, 1997 and as amended
              December 26, 1997.(1)

 10.2         Registrant's 1997 Stock Incentive Plan, as amended, with form of
              Stock Option Agreement.(1)

 10.3         Employment Agreement with Jerald H. Donnan.(1)


 10.3A        Amendment to the Employment Agreement of Jerald H. Donnan dated
              March 31, 1998.(3)

 10.4         Employment Agreement with Marcia R. Donnan.(1)

 10.4A        Amendment to the Employment Agreement of Marcia R. Donnan dated
              March 31, 1998.(3)

 10.5         Form of Indemnification Agreement.(1)

 10.6A        Form of Franchise Agreement.(1)

 10.6B        Form of License Agreements.(1)

 10.6C        Credit Reporting Service Agreement with Trans Union
              Corporation.(1)

 10.6D        Agreement for Service--Consumer Reporting Agencies with Equifax
              Credit Information Services, Inc.(1)

 10.6E        Reseller Services Agreement with Experian Information Solutions,
              Inc.(1)

 10.6F        Assets Purchase Agreement between the Company and Mirocon, Inc.
              dated December 1, 1997.(1)

 10.6G        Flood Zone Determination Agreement between the Company and GE
              Capital Corporation dated February 19, 1996.(1)

 10.6H        Asset Purchase Agreement between Factual Data Corp and C B
              Unlimited, Inc. regarding the Indiana Territory.(2)

 10.6I        Purchase Agreement by and between Landmark Financial Services,
              Inc. and Factual Data Corp. regarding the Texas Territories.(2)

 21.          Subsidiaries of the Registrant.(1)

 23.1         Consent of Ehrhardt Keefe Steiner & Hottman PC.(2)


 23.2         Consent of Jones & Keller, P.C. (filed as part of Exhibit 5.1).(2)




----------------
(1)      Previously filed.
(2)      Filed herewith.
(3)      To be filed by amendment.